nH

NH HOTELES
Santa Engracia, 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 29 / 30

www.nh-hoteles.com
nh@nh-hotels.com

05007653

Arpil, 2005

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on April-, 2005 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

dlw 5/6

RESOLUTIONS, THE ADOPTION OF WHICH IS BEING PROPOSED BY THE BOARD OF DIRECTORS TO THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF NH HOTELES, S.A.

Madrid, 28th April 2005

ITEM ONE ON THE AGENDA

APPROVAL OF THE ANNUAL ACCOUNTS AND MANAGEMENT REPORT

A) To approve the Annual Accounts (Balance Sheet, Profit and Loss Account and Report), the Management Report and Proposed Application of Profit corresponding to fiscal 2004, relating to both the Company and its consolidated Group, in addition to the Board of Directors' administration during that financial year.

B) To devote the financial year's profit in the amount of 20,856.09 (thousands of Euros) to:

- Legal reserve:	2,085.61 thousands of Euros
- Voluntary reserves:	840.55 thousands of Euros
- Payment of dividend:	17,929.93 thousands of Euros

This Distribution of Profit involves the payment, as a dividend, of a gross amount of 0.15 euros per share, which shall be settled as from 1st July, 2005, through the participating entities in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.

Madrid, 28th April 2005

ITEM TWO ON THE AGENDA

DISTRIBUTION OF DIVIDENDS CHARGEABLE TO VOLUNTARY RESERVES

As a complement to the dividend chargeable to the results of fiscal year 2004, which is the subject of the foregoing resolution, it is being proposed to the General Meeting of Shareholders the distribution of a maximum amount of 11,953,289.80 €, equal to a gross amount of 0.10 € per share, chargeable to voluntary reserves, provided that the company obtains the pertinent waivers. This payment, if the case is, shall also be made as from 1st July 2005, through the participating entities in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.

ITEM THREE ON THE AGENDA

RE-ELECTION AND, WHEN APPROPRIATE, APPOINTMENT OF DIRECTORS

⇒ To re-elect the Director, Mr. ALFREDO FERNÁNDEZ DURÁN, for a new three-year term.

⇒ To ratify the appointment of and elect for a three-year term the Director, Mr. MATIAS AMAT ROCA.

Madrid, 28th April 2005

ITEM FOUR ON THE AGENDA

ACQUISITION OF TREASURY STOCK

To authorize the Board of Directors, for a new 18-month term, to take as a pledge and/or to acquire, either directly or indirectly, treasury stock through their purchase on an official secondary market and for a price that is neither below their face value nor above their quoted value at the moment of the purchase, without the face value of the purchased shares, together with that of those taken as a pledge, being able to exceed 5 per cent of the total corporate capital, at any moment.

The Board of Directors is expressly empowered to freely dispose of the shares purchased by virtue of the aforementioned authorization, for the purpose, as and when applicable, of complying with the commitments acquired under "Remuneration systems with the handing over of stock options" or "referenced to the stock's quoted value", the introduction of which in the Company has been the object of the mandatory approvals.

Madrid, 28th April 2005

ITEM FIVE ON THE AGENDA

APPOINTMENT OF THE FINANCIAL AUDITORS OF THE COMPANY AND ITS CONSOLIDATED GROUP

To appoint **DELOITTE & TOUCHE ESPAÑA, S.L.** as the Company's financial Auditors in order to verify the annual accounts and management report of the Company and its consolidated Group corresponding to fiscal 2005.

Madrid, 28th April 2005

FILE NUMBER
82 - 4780

ITEM SIX ON THE AGENDA

AMENDMENT OF ARTICLES 11, 12, 13 AND 14 OF THE ARTICLES OF ASSOCIATION RELATING TO THE GENERAL MEETING OF SHAREHOLDERS (ATTENDANCE, REPRESENTATION AND INFORMATION RIGHTS) IN ORDER TO ADAPT THEIR TEXT TO THE NEW LEGAL FRAMEWORK.

To amend Articles 11, 12, 13 and 14 of the Articles of Association, the text of which shall be drawn up in the following terms:

Article 11. All General Meetings of Shareholders, both Ordinary and Extraordinary, shall be called and constituted in the manner and with the requirements and attendance majorities as imposed by the prevailing legal provisions.

The General Meeting of Shareholders shall be organized and developed in accordance with the provisions of the Regulations, which were duly approved by the General Meeting of Shareholders, and always with strict respect for what is established in the prevailing legal provisions and in these Articles of Association.

Article 12. The holders of one or more shares which appear registered in the corresponding Register five days prior to the date on which the General Meeting of Shareholders is to be held can attend.

Voting on the proposals of the items included on the Agenda of whatsoever class of General Meeting can be exercised or delegated by the shareholder through postal or electronic correspondence or whatsoever other means of remote communication, always provided that the identity of the subject exercising its voting right is guaranteed, in the terms and conditions provided for in the Regulations of the General Meeting of Shareholders. Shareholders who issue their votes from a distance shall be counted as being present for the purpose of the General Meeting's constitution.

Article 13. All shareholders with the right to attend can be represented at the General Meeting by another person even when that person is not a shareholder. The representation must be conferred in the terms and conditions and with the scope established in Spain's Company Law, in writing and specifically for each General Meeting. This restriction shall not apply either when the representative is the represented party's spouse, ancestor or descendant or when such representative is in possession of a general power of attorney granted in a public document to administer the whole of the represented shareholder's assets in Spanish territory.

Representation may also be granted through those remote means of communication which, duly guaranteeing the identity of the represented party and of the representative, the Board of Directors may establish, as and when applicable, pursuant to the provisions of the Regulations of the Company's General Meeting of Shareholders.

Madrid, 28th April 2005

The Chairman and Secretary of the General Meeting of Shareholders or those persons designated through its mediation shall be deemed to have the power to establish the validity of the conferred representations and fulfilment of the requirements relating to attendance at the General Meeting.

Representation is always revocable. The represented party's personal attendance at the General Meeting of Shareholders shall have the value of revocation.

Article 14. Shareholders may request of the Directors in writing or using other means of remote electronic or telematic communication, up to the seventh calendar day prior to that on which the General Meeting is due to be held at the first call, all the information and clarifications that they may deem necessary or raise the questions that they may deem appropriate on the items included on the Agenda or on the information accessible to the public which the Company may have made available to the Comisión Nacional del Mercado de Valores *[Spain's National Securities Market Commission]* after the holding of the immediately previous General Meeting of Shareholders. The Directors must facilitate the information in writing up to the day on which the General Meeting is to be held.

Shareholders may verbally request from the Chairman during the General Meeting of Shareholders, prior to the examination and discussion of the items on the Agenda, all the information and clarifications on such points which they may deem necessary. The information and clarifications so requested shall be provided, also verbally, by any of the Directors present, at the Chairman's indication. If the requested information and clarifications refer to matters which are the Audit Committee's competence, they shall be provided by any of that Committee's members or advisers present at the Meeting. If in the Chairman's opinion it is not possible to meet the shareholders' right during the General Meeting itself, the outstanding information shall be provided to the petitioner in writing within seven calendar days following the date on which the General Meeting terminated.

The Directors have the obligation of providing the information referred to in the two foregoing paragraphs, except in those cases in which, in the Chairman's opinion, public knowledge of the requested information would harm the Company's interests.

This exception shall not apply when the request is supported by shareholders who represent at least one quarter of the corporate capital.

The Company shall at all times maintain a web page, containing the legally required information, through which shareholders' right to information can be met, in accordance with the applicable legislation in force at any given moment.

Madrid, 28th April 2005

FILE NUMBER
82 - 4780

ITEM SEVEN ON THE AGENDA

DELEGATION OF THE POWERS TO CONSTRUCT, FORMALISE, RECTIFY AND EXECUTE THE RESOLUTIONS ADOPTED BY THE GENERAL MEETING OF SHAREHOLDERS

To grant in solidum powers to Mr. Gabriele Burgio and Mr. José María Mas Millet, Chairman and Secretary of the Board of Directors, respectively, so that either one of them can formalise and execute the preceding resolutions, being able to execute for the purpose all the public and private documents that may be necessary or appropriate (including those of interpretation, clarification, rectification of errors and the remedying of defects) for the most exact fulfilment thereof and for their registration in the Mercantile Register or in any other Public Register.

****

FILE NUMBER
82 - 4780

NH HOTELES, S.A.

ORDINARY GENERAL MEETING OF SHAREHOLDERS

The Board of Directors of this Company, hereby gives notice to shareholders of the Ordinary General Meeting, to be held in Madrid in the Eurobuilding Hotel (c/Padre Damián 23) at 13.00 hours on April 28, on second notice, in the case that, the legally required quorum not having been reached, the said General Meeting cannot be held on first notice, -for which notice is hereby also given at the same place and time the eve of the aforementioned date- to consider and resolve on the following points in the agenda:

AGENDA

One. Examination and approval of the Annual Accounts, Management Report and proposed application of profit corresponding to fiscal year 2004 -relating to both the Company and its consolidated Group-, and the Board of Directors' administration during that financial year.

Two. Distribution of dividend chargeable to Voluntary Reserves.

Three. Renewal and appointment of Directors.

Four. Authorization to acquire, directly or indirectly, own shares in accordance with the provisions of Sections 75 and 76 of Spain's Company Law.

Five. Appointment of the financial Auditors of the Company and its consolidated Group.

Six. Amendment of Articles 11, 12, 13 and 14 of the Articles of Association relating to the General Meeting of Shareholders (attendance, representation and information rights) with the purpose of adapting their text to the new legal framework.

Seven. Delegation of powers to enter into, interpret, correct and execute the agreements adopted by the General Shareholders Meeting.

INTERVENTION OF A NOTARY IN THE GENERAL MEETING

The Board of Directors has agreed to require the presence of a Notary public to draw up the minutes of the Meeting, according to the provisions of section 114 of the Corporations Act that refers to sections 101 and 103 of the Trade Registry Regulations.

RIGHT TO INFORMATION

Pursuant to ruling legislation, we inform for the record that as from this call notice, shareholders are entitled to examine, at the Company's registered office or request the company to send them, immediately and free of charge, the following documents:

- The Annual Accounts, Management Report and proposed application of profit corresponding to fiscal year 2004 of both the Company and its consolidated Group.
- The verification Reports of the individual Annual Accounts of "NH Hoteles, S.A." and of the consolidated Annual Accounts of its Group, corresponding to the same fiscal year, issued by the firm of financial Auditors, "Deloitte & Touche España, S.L.".
- The Annual Corporate Governance Report.
- The Report of the Board of Directors on the proposed amendment of the Company's Articles of Association.
- The full text of the proposed Resolutions, approved by the Board of Directors, to be submitted to the General Meeting of Shareholders.

The aforementioned documents shall be digitally available, through the Company's web page (www.nh-hotels.com).

Pursuant to the provisions of section 112.1 of the Corporations Act, up to the seventh day prior to the expected date of the Meeting, shareholders may request information or clarification that they deem necessary, or submit the questions they think pertinent, regarding points in the Agenda or information available to the public submitted by "NH HOTELES, S.A." to the National Securities Market Commission since the last General Meeting.

FILE NUMBER
82 - 4780

RIGHTS OF ATTENDANCE AND REPRESENTATION

Those shareholders holding at least two shares may attend the Meeting called, provided that they have entered the shares in their name, not later than five days prior to the meeting, in the corresponding book-entry register and must certify this with the appropriate attendance card or certificate issued by one of the member Entities participating in the Spanish Share Clearing and Settlement Facility Company or any other way admitted by ruling legislation.

Shareholders that do not hold the required minimum number of shares to attend, may delegate in writing their representation on a shareholder entitled to attend, or join other shareholders in the same situation until they have the necessary number of shares and confer their representation in writing on one of them.

Madrid, 31st March 2005. José María Mas Millet, Secretary of the Board of Directors.

NH HOTELES, S.A.

REPORT SUBMITTED BY THE DIRECTORS IN CONNECTION WITH THE RESOLUTION BEING PROPOSED TO THE ORDINARY GENERAL MEETING OF SHAREHOLDERS RELATING TO THE AMENDMENT OF THE ARTICLES OF ASSOCIATION

In compliance with the provisions of Section 144 of the Consolidated Text of Spain's Company Law, the Board of Directors is issuing this Report for the purpose of outlining the amendments to the Articles of Association which it is proposing to the Ordinary General Meeting of Shareholders and the reasons thereof.

The statutory amendment being proposed to the General Meeting of Shareholders in respect of Articles 11, 12, 13 and 14 of the Articles of Association, relating to the General Meeting of Shareholders (attendance, representation and information rights) is made for the purpose of adapting their text to the new legal framework, after the enactment of Law 26/2003 of 17th June.

The current text of the aforesaid precepts is as follows:

> *"Article 11.* *All General Meetings of Shareholders, both Ordinary and Extraordinary, shall be called by the Board of Directors in the manner and in accordance with the requirements established in the prevailing Law.*
>
> *Article 12.* *The General Meetings of Shareholders shall be held in the locality where the Company has its registered office, on the day indicated in the notice of meeting, except in the case of a Universal General Meeting, which shall be held on the day it is validly constituted, in any locality within Spanish territory, irrespective of whether or not it is that of the registered office.*
>
> *All those shareholders who possess two or more shares and have had them registered five days prior to the holding of the meeting in the corresponding Register shall have the right to attend the General Meeting of Shareholders.*

Those shareholders who possess a smaller number of shares may grant their representation to another shareholder with the right to attend the General Meeting or they may group together until they have completed such number, as a minimum.

Article 13. *Shareholders can request in writing, prior to the holding of the General Meeting or verbally during such Meeting, the reports and clarifications they may deem necessary on the items included on the Agenda. The Directors shall have the obligation of providing them, except in those cases in which, in the Chairman's opinion, public knowledge of the requested data would harm the Company's interests.*

This exception shall not apply when the request is supported by shareholders who represent at least one quarter of the corporate capital.

Article 14. *The General Meetings of Shareholders, ordinary and extraordinary, shall be called and constituted in accordance with the requirements and attendance majorities laid down by the legal provisions.*

The new text being proposed is as follows:

Article 11. ***All General Meetings of Shareholders, both Ordinary and Extraordinary, shall be called and constituted in the manner and with the requirements and attendance majorities as imposed by the prevailing legal provisions.***

The General Meeting of Shareholders shall be organized and developed in accordance with the provisions of the Regulations which were duly approved by the General Meeting of Shareholders and always with strict respect for what is established in the prevailing legal provisions and these Articles of Association.

Article 12. ***The holders of one or more shares which appear registered in the corresponding Register five days prior to the date on which the General Meeting of Shareholders is to be held can attend.***

Voting on the proposals of the items included on the Agenda of whatsoever class of General Meeting can be exercised or delegated by the shareholder through postal or electronic correspondence or whatsoever other means of remote communication, always provided that the identity of the subject exercising its voting right is guaranteed, in the terms and conditions provided for in the Regulations of the General Meeting of Shareholders. Shareholders who issue their votes

from a distance shall be counted as being present for the purpose of the General Meeting's constitution.

<u>*Article 13.*</u> *All shareholders with the right to attend can be represented at the General Meeting by another person even when that person is not a shareholder. The representation must be conferred in the terms and conditions and with the scope established in Spain's Company Law, in writing and specifically for each General Meeting. This restriction shall not apply either when the representative is the represented party's spouse, ancestor or descendant or when such representative is in possession of a general power of attorney granted in a public document to administer the whole of the represented shareholder's assets in Spanish territory.*

Representation may also be granted through those remote means of communication which, duly guaranteeing the identity of the represented party and of the representative, the Board of Directors may establish, as and when applicable, pursuant to the provisions of the Regulations of the Company's General Meeting of Shareholders.

The Chairman and Secretary of the General Meeting of Shareholders or the persons designated through its mediation shall be deemed to have the powers to establish the validity of the conferred representations and fulfilment of the requirements relating to attendance at the General Meeting.

Representation is always revocable. The represented party's personal attendance at the General Meeting of Shareholders shall have the value of revocation.

<u>*Article 14.*</u> *Shareholders may request of the Directors in writing or using other means of remote electronic or telematic communication, up to the seventh calendary day prior to that on which the General Meeting is due to be held at the first call, all the information and clarifications that they may deem necessary or raise the questions that they may deem appropriate on the items included on the Agenda or on the information accessible to the public which the Company may have made available to the Comisión Nacional del Mercado de Valores* [Spain's National Securities Market Commission] *after the holding of the immediately previous General Meeting of Shareholders. The Directors must facilitate the information in writing up to the day on which the General Meeting is to be held.*

Shareholders may verbally request from the Chairman during the General Meeting of Shareholders, prior to the examination and discussion of the items on the Agenda, all the information and

clarifications on such points which they may deem necessary. The information and clarifications so requested shall be provided, also verbally, by any of the Directors present, at the Chairman's indication. If the requested information and clarifications refer to matters which are the Audit Committee's competence, they shall be provided by any of that Committee's members or advisers present at the Meeting. If in the Chairman's opinion it is not possible to meet the shareholders' right during the General Meeting itself, the outstanding information shall be provided to the petitioner in writing within seven calendar days following the date on which the General Meeting terminated.

The Directors have the obligation of providing the information referred to in the two foregoing paragraphs, except in those cases in which, in the Chairman's opinion, public knowledge of the requested information would harm the Company's interests.

This exception shall not apply when the request is supported by shareholders who represent at least one-quarter of the corporate capital.

The Company shall at all times maintain a web page, containing the legally required information, through which shareholders' right to information can be met, in accordance with the applicable legislation in force at any given moment.

Madrid, 31st March 2005

ANNUAL REPORT OF THE AUDIT COMMITTEE

1) Duties, competence and working of the Audit Committee

The main duties of Auditing and Control Committee is to support the Board of Directors in its surveillance and control duties. The most important of these duties is to ensure that generally accepted accounting principles are properly applied and to check that the internal control systems used when drawing up the individual and Consolidated Accounts are adequate and complete.

As a result of the enactment of the new rules on corporate transparency and governance, the rules governing the Committee are now to be included in the Bylaws. Thus, Article 25 of the Bylaws, which was included in the Bylaws as a result of a decision taken by the General Meeting of Shareholders held on 28 April 2003, is now worded as follows:

1. *"Inside the Board of Directors, an Auditing and Control Committee shall be set up - in accordance with the requirements laid down by Section 141 of the Companies Act - made up of at least three and at most five Directors appointed by the Board of Directors. The majority of the members of this Committee must be non-executive Directors.*

2. *The Chairman of the Auditing and Control Committee shall be appointed by the Committee itself from among its non-executive director members, and must be replaced every four years. He may be reelected once again after a year has elapsed since the end of his last term.*

3. *The Auditing and Control Committee shall have at least the following competencies:*

   a) *to report, through its Chairman, to the General Meeting of Shareholders on the issues that are put to it by the shareholders regarding matters that fall within the Committee's remit;*

   b) *to propose to the Board of Directors, for submission to the General Meeting of Shareholders, the appointment of the Auditor referred to in Section 204 of the Companies Act, as well as, whenever appropriate, the terms under which the Auditor is to be contracted, the scope of his professional mandate and the revocation or renewal of his appointment;*

   c) *to supervise the internal auditing services;*

d) to be informed about the financial information process and the internal control systems; and

e) to handle relations with the Auditor for receiving information regarding any issues that may put the Auditor's independence at risk, and any other issues relating to the process of performing the audit of the accounts, as well as to receive information and keep up the communications with the Auditor provided for under audit legislation and in technical auditing rules.

4. The Committee shall meet at least once a quarter and whenever it is deemed appropriate, after been called by the Chairman, on his own decision or in response to a request made by two of the members of the Committee or of the Board of Directors.

5. The Audit and Control Committee shall have a quorum whenever at least half of its members are either present or represented; and it shall take its decisions by a majority vote of those present or represented. The Chairman shall have a casting vote.

6. The Board of Directors may develop and complete the above rules in its Regulations, in accordance with the terms of the Bylaws and the Act."

2) Members of the Audit Committee

During 2004, Ignacio Ezquiaga Dominguez, the permanent representative of the Director Hoteles Participados, S.L., has replaced Luis Romero García who tendered his resignation for personal reasons. Consequently, the Auditing and Control Committee has the following Members:

Chairman:	José de Nadal Capará - Shareholder Director
Member:	Bernard s'Jacob - Independent
Member:	Ignacio Ezquiaga Dominguez - Shareholder Director

3) Relations with the Outside Auditors

The Parent company of the Group NH Hoteles has been audited since 1986. The main auditors, since that year, are listed below:

Year	Auditor
1986	Peat Marwick
1987	Peat Marwick
1988	Peat Marwick
1989	Peat Marwick
1990	Peat Marwick
1991	Peat Marwick
1992	Peat Marwick
1993	Arthur Andersen

1994	Arthur Andersen
1995	Arthur Andersen
1996	Arthur Andersen
1997	Arthur Andersen
1998	Arthur Andersen
1999	Arthur Andersen
2000	Andersen
2001	Andersen
2002	Deloitte & Touche
2003	Deloitte & Touche
2004	Deloitte & Touche

The Consolidated Annual Accounts for 2004 have been audited by two reputed, independent firms:

- Deloitte & Touche is the main auditor. As such, it issues the audit opinion for the Consolidated Annual Accounts. It has checked the accounts of the Companies in the Spain/Portugal, Mexico, MERCOSUR and Sotogrande Business Units, which account for 64% of the assets and 53% of revenues.

- PriceWaterhouse Coopers has audited the Netherlands/Belgium, Germany and Austria/Switzerland Business Units, which account for 36% of assets and 47% of total revenues.

Deloitte & Touche (D&T) was appointed for a one-year term, as the Group's main auditor at the General Meeting of Shareholders of NH Hoteles held on 29 April 2004 and as auditor of the different Business Units listed above at their respective General Meetings of Shareholders held during the first half of 2004. This firms has been the Group's main auditor since 2002, although the partner in charge of the audit changed in 2003. The fees received by the firm for its auditing services for 2004 totalled 551,430 euros. (657,514 euros in 2003).

PriceWaterhouse Coopers (PWC) was appointed, also for a one-year term, as auditor of the Business Unites listed above at the respective General Meetings of Shareholders held during the first half of 2004. PWC has been the auditor of the Dutch, Belgian and Swiss Companies since 1998 and of the German and Austrian Companies since 2004. Fees for audit services for 2004 totalled 580,540 euros (636,014 euros in 2003).

4) <u>Content and results of the work of the Audit Committee</u>

The Audit Committee met 6 times during 2004 and dealt with the following matters:

a) Analysing and assessing, together with the outside auditors, of the Financial Statements and the Notes to the Financial Statements for 2003 and 2004, checking that their audit opinion has been issued under conditions of complete independence.

b) Reviewing the regular public financial information prior to its being analysed and approved by the Board of Directors in order that it be reliable, transparent and prepared applying consistent accounting principles and criteria.

c) Monitoring the Internal Audit Plan for 2004, examining its conclusions and the implementation, whenever applicable, of any corrective measures needed. Under this plan, 26 hotels, 3 departments at Corporate Central Services and 2 Business Units have been audited.

d) Identifying and analysing the different types of risk to which the activities of NH Hoteles are exposed. On the date this report was prepared the work for cataloguing these risks and on designing different procedures for reducing their scope or minimising their effects had been completed. In broad terms, the risks have been divided into four categories:

- Strategic
- Operational
- Financial
- Environmental

e) Monitoring the project for introducing a new common information system for all the business units which has enabled:

- The customer data base to be integrated
- The management of the human resources of the Group to be unified
- Single budgeting and regular management information models to be introduced
- Set up common front-office and back-office programs for all the hotels and business units
- Common buying platforms to be set up
- The Group's financial management to be centralised

f) Assessing, at regular intervals, compliance with the savings plan designed by management and the effects on the results of NH Hoteles. Compared to a target of 30 million euros for 2004, the savings achieved amounted to 38 million.

g) Overseeing the changes made to the Company's Web page and to the Company's different internal rules and regulations aimed at bringing it into line with the changes in the law on corporate transparency and governance.

h) Examining the Annual Report on Corporate Governance before it is sent to the Board of Directors for study and approval, emphasising in particular the analysis of the record of situations of Directors and Top Managers.

   At the request of the President of the Company, the Committee has monitored the progress on the contracts signed between the Company and the studio of the Architect Catherine Grenier, the wife of the President of the Company, Gabriele Burgio.

   Although technically there was no conflict of interest, it was advisable to check, as has been done in 2003, that said contracts were arms'-length. During 2004, all the fees arising from said contracts have been paid as the projects contracted had been completed.

i) Updating, together with the company's external auditors, the analysis of the goodwill that arose when Astron GmbH was acquired, and the provisions set up the year before to cover against any decline in value.

   Bearing in mind the improvement in 2004 compared with the year before (the ordinary contribution has improved by 8.85%) and the prospects for 2005, the Committee decided to partially reverse 13 million euros of said provision. As a result at the end of 2004 it stood at 26 million euros.

j) Monitoring and completing the work that has continued, in collaboration with the Company's external auditors, aimed at determining the impact that implementing the new International Accounting Standards (IAS) is going to have on the Financial Statements of NH Hoteles, S.A. and its Consolidated Group.

   The first Consolidated Annual Accounts that must be prepared in accordance with IAS shall be the 2005 accounts. NH Hoteles shall therefore publish the Consolidated Annual Accounts for 2004 adapted to the new rules so that the Consolidated Annual Accounts for 2005 may be compared with them and analysed by Market agents. The first Consolidated Financial Statements prepared under the new IAS will be the statements for the first six months of 2005 which shall be presented compared with the accounts for the same period in 2004.

   The main effect of the change in the accounting rules will relate to the stating of assets and how they are therefore reflected in the Own Resources of the Group. The effect of the change in the accounting rules on the Profit and Loss Account of NH Hoteles will not be significant.

k) Analysis of the policy to be followed by the Group regarding remuneration of capital.

l) Detailed study of the procedures gone through and the internal controls applied in:

- The revenue cycle of the hotel business is laying great stress on controls over totals and accuracy and on
- contracting suppliers at the different stages of construction of property products for sale by Sotogrande, S.A.

5) <u>Priorities for 2005</u>

The Committee's priorities for this year, apart from those relating to drawing up and issuing public information, focus on:

1. Monitoring the implementation of the IAS, and their transfer to the market
2. Implementing the Group's new manual of operating procedures
3. Updating the risk map drawn up by Group Management
4. Increasing the number of hotels examined by the internal audit team with the ultimate objective of 25% of hotels audited every year in 2005 and 2006
5. Detailed study of the procedures gone through and internal controls used in the investment, purchase and expense cycles of the hotel and property businesses.

To conclude this report, it should be pointed out that in order to carry out all the work mentioned above, this Committee has had access, whenever it has deemed this useful, to any outside professionals (auditors, appraisers or consultants) or members of the economic and financial management, internal auditors or management control it has deemed necessary.

ANNEX I

CORPORATE GOVERNANCE ANNUAL REPORT

LISTED PUBLIC LIMITED COMPANIES

ISSUING COMPANY'S IDENTIFYING DATA FINANCIAL YEAR 2004

TAX IDENTIFICATION CODE NO. A28027944

Corporate Name:

NH HOTELES S.A.

Registered Office:

SANTA ENGRACIA 120
MADRID
MADRID
28003
SPAIN

MODEL CORPORATE GOVERNANCE ANNUAL REPORT OF LISTED PUBLIC LIMITED COMPANIES

For a better understanding of the model and subsequent preparation thereof, the instructions provided at the end of this report for completing the form should be read.

A OWNERSHIP STRUCTURE

A.1 Complete the following chart on the company's corporate capital:

Date of last modification	Corporate capital (€)	Number of shares
15-09-2000	239,065,796.00	119,532,898

If there are different classes of share, this should be indicated in the following chart:

Class	Number of shares	Unit face value

A.2 Give details of the direct and indirect shareholders of significant stakes at the closing of the financial year, excluding board members:

Shareholder's Name or Corporate Name	Number of direct shares	Number of indirect shares (*)	Total % of corporate capital
ALAZAN INVERSIONES 2001 SIMCAV SA	6,072,271	0	5.080
ANGELINI FRANCESCO	0	6,263,434	5.240
CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID	0	5,976,644	5.000
CORPORACION FINANCIERA CAJA DE MADRID SA	5,976,644	0	5.000
GRUPO INVERSOR HESPERIA SA	6,000,551	0	5.020
KEBLAR DE INVERSIONES SIMCAV SA	6,203,757	0	5.190
ORTEGA GAONA AMANCIO	0	12,276,028	10.270
FINAF 92, S.A.	6,263,434	0	5.240

(*) Through:

Name or Corporate Name of the direct owner of the stake	Number of direct shares	% of corporate capital
FINAF 92, S.A.	6,263,434	5.240
CORPORACION FINANCIERA CAJA DE MADRID, S.A.	5,976,644	5.000
KEBLAR DE INVERSIONES SIMCAV, S.A.	6,203,757	5.190
ALAZAN INVERSIONES 2001, SIMCAV, S.A.	6,072,271	5.080
Total:	**24,516,195**	

Indicate the most significant movements in the shareholder structure during the financial year:

Shareholder's Name or Corporate Name	Date of transaction	Description of the transaction
HOTELES PARTICIPADOS, S.L.	29-04-2004	5% of corporate capital exceeded
GRUPO INVERSOR HESPERIA SA	26-04-2004	5% of corporate capital exceeded

A.3 Complete the following charts on the members of the company's board of directors who own shares in the company:

Director's Name or Corporate Name	Date of first appointment	Date of last appointment	Number of direct shares	Number of indirect shares (*)	Total % of corporate capital
BANCAJA	27-06-2002	27-06-2002	5,977,027	1,342,671	6.124
BURGIO, GABRIELE	13-01-1993	28-04-2003	1,508,010	0	1.262
BLANCO BALIN JOSE RAMON	15-01-1993	28-04-2003	23,800	13,400	0.031
HERRANDO PRAT DE LA RIBA MANUEL	13-07-1992	28-04-2003	3,027	0	0.003
RODRIGUEZ DOMINGUEZ MIGUEL	29-04-2004	20-04-2004	3,585	0	0.003
HOTELES PARTICIPADOS SL	29-04-2004	29-04-2004	6,137,842	0	5.135
MERRY DEL VAL GRACIE, ALFONSO	18-03-1997	28-04-2003	100	0	0.000
ROMERO GARCÍA, LUIS F.	26-11-1996	28-04-2003	1,000	1,000	0.002
AMAT ROCA, MATIAS	23-07-2004	23-07-2004	50	0	0.000

(*) Through:

Name or Corporate Name of the direct owner of the stake	Number of direct shares
SBB PARTICIPACIONES, S.L.	1,342,671
VILLAR CANOVAS, AMPARO	6,400
BLANCO VILLAR, ELENA	3,500
BLANCO VILLAR, RAMÓN	3,500
CREFICA, S.A.	1,000
Total:	**1,357,071**

Total % of corporate capital in possession of the Board of Directors 12,560

Complete the following charts on those members of the company's Board of Directors who are in possession of rights over the company's shares:

Director's name or corporate name	Number of direct option rights	Number of indirect option rights	Number of equivalent shares	Total % of corporate capital
BURGIO, GABRIELE	617,189	0	617,189	0.516

A.4 Indicate, when applicable, any relations of a family, commercial, contractual or company nature that may exist between the holders of significant stakes, to the extent that they are known by the company, except when they are of little importance or result from ordinary draft or commercial trade:

Related names or corporate names	Type of relationship	Brief description

A.5 Indicate, when applicable, any relations of a commercial, contractual or company nature that may exist between the holders of significant stakes and the company, except when they are of little importance or result from ordinary draft or commercial trade:

Related names or corporate names	Type of relationship	Brief description

A.6 Indicate any para-company agreements reached between shareholders that may have been notified to the company:

Intervening parties in the para-company agreement	% of corporate capital affected	Brief description of the agreement

Indicate, when applicable, agreed actions between shareholders of the company and which are known by the company:

Intervening parties in the agreed action	% of corporate capital affected	Brief description of the agreed action

In the event that there has been a change in or severance of such agreements or agreed actions during the financial year, this should be expressly indicated.

A.7 Indicate whether or not a natural or corporate person exists which exercises or may exercise control over the company, in accordance with section 4 of Spain's Securities Market Law:

Name or corporate name

Remarks

A.8 Complete the following charts on the company's treasury stock:

As at the date of the closing of the financial year:

Number of direct shares	Number of indirect shares (*)	Total % of corporate capital
50,000	4,400,000	3.723

(*) Through:

Name or corporate name of the direct owner of the stake	Number of direct shares
DEUTSCHE BANK, A.G.	4,400,000
Total:	4,400,000

Provide details of significant variations, as per the provisions of Royal Decree 377/1991, made during the financial year:

Date	Number of direct shares	Number of indirect shares	Total % of corporate capital
22-09-2004	1,421,750	0	1.189
30-12-2004	781,680	0	0.654

Results obtained in the financial year from treasury stock transactions (in thousands of euros)	1,029

A.9 Provide details of the conditions and term(s) of the authorization(s) of the general meeting of shareholders to the board of directors to carry out the purchases or transfers of own shares described in section A.8.

The General Meeting of Shareholders held on 29th April 2004 authorized the Board of Directors, for a term of 18 months, to take as a pledge and/or to purchase, directly or indirectly, its own shares, through their purchase on an official secondary market and for a price that is neither

below their nominal value nor above their quoted value at the moment of the purchase, without the face value of the purchased shares, together with that of those taken as a pledge, being able to exceed 5 per cent of the total corporate capital at any moment.

The Board of Directors is expressly empowered to freely dispose of the shares purchased by virtue of the aforementioned authorization, for the purpose? as and when applicable, of complying with the commitments acquired under "Remuneration systems with the handing over of stock options" or "referenced to the stock's quoted value", the introduction of which in the company has been the object of the mandatory approvals.

A.10 Indicate, when applicable, any legal or statory limitations on the exercising of voting rights and any legal limitations on the purchase or transfer of stakes in the corporate capital:

In accordance with the provisions of Article 15 of the Articles of Association, each share gives the right to one vote, there being no legal or statutory limitations on the free transfer of shares.

Without prejudice to the foregoing and as established in the aforesaid Article, no shareholder, regardless of the number of shares of which it is the owner, may issue more votes than those corresponding to 10% of the issued shares with a right to vote. This limitation shall not apply in those General Meetings in which, in accordance with the list of attendants, a shareholder, whether present or represented at the Meeting, is the owner of more than 75% of the issued shares with a right to vote.

For the purpose of the foregoing paragraph, companies belonging to the same group, as per the provisions of article 42 of the Commercial Code, shall have the consideration of a single shareholder.

Taking into account the fact that the corporate capital of NH Hoteles, S.A. is made up of bearer shares, the provisions of sections 9 and following of Spain's Securities Market Law 24/1988, of 28th July, and similar legislation shall apply for all matters relating to the transfer of shares. This is also incorporated into the Articles of Association of NH Hoteles, S.A., which, in Article 7, expressly states that "The transfer of shares and the constitution of limited real rights or any other liens and encumbrances thereon, must be the subject of an entry in the corresponding Accounting Register, as provided for in Securities Market Law".

B THE COMPANY'S ADMINISTRATIVE STRUCTURE

B.1 Board of Directors

B.1.1 Provide details of the maximum and minimum number of directors provided for in the Articles of Association:

Maximum number of Directors	**20**
Minimum number of Directors	**5**

B.1.2 Complete the following chart with the members of the board of directors:

FILE NUMBER
82 - 4780

Director's Name or Corporate Name	Representative	Office on the Board	Date of first appointment	Date of last appointment	Election procedure
AMAT ROCA, MATIAS		DIRECTOR	23-07-2004	23-07-2004	CO-OPTION
BLANCO BALIN JOSE RAMON		DIRECTOR	15-01-1993	28-04-2003	G. MEETING OF SHAREHOLDERS
BURGIO GABRIELE		CHAIRMAN	13-01-1993	28-04-2003	G. MEETING OF SHAREHOLDERS
ECHENIQUE GORDILLO, RODRIGO		DIRECTOR	18-03-1997	28-04-2003	G. MEETING OF SHAREHOLDERS
FERNANDEZ DURAN, ALFREDO		DIRECTOR	27-06-2002	27-06-2002	G. MEETING OF SHAREHOLDERS
HERRANDO PRAT DE LA RIBA, MANUEL		DIRECTOR	13-07-1992	28-04-2003	G. MEETING OF SHAREHOLDERS
MERRY DEL VAL GRACIE, ALFONSO		DIRECTOR	18-03-1997	28-04-2003	G. MEETING OF SHAREHOLDERS
DE NADAL CAPARÁ, JOSÉ		DIRECTOR	08-05-1997	28-04-2003	G. MEETING OF SHAREHOLDERS
BANCAJA	IZQUIERDO GOMEZ, AURELIO	DIRECTOR	27-06-2002	27-06-2004	G. MEETING OF SHAREHOLDERS
RODRIGUEZ DOMINGUEZ, MIGUEL		DIRECTOR	29-04-2004	29-04-2004	G. MEETING OF SHAREHOLDERS
ROMERO GARCIA, LUIS FERNANDO		DIRECTOR	26-11-1996	28-04-2003	G. MEETING OF SHAREHOLDERS
S'JACOB, BERNARD		DIRECTOR	30-06-2000	28-04-2003	G. MEETING OF SHAREHOLDERS
HOTELES PARTICIPADOS SL	EZQUIAGA DOMINGUEZ, IGNACIO	DIRECTOR	29-04-2004	29-04-2004	G. MEETING OF SHAREHOLDERS

Total Number of Directors 13

Indicate the retirements/removals from the board of directors that have occurred during the period:

Director's Name or Corporate Name	Termination Date
ELENA GIL	22-07-2004

B.1.3 Complete the following charts on the members of the board of directors and their condition:

EXECUTIVE DIRECTORS

Director's Name or Corporate Name	Committee which proposed the appointment	Office on the company's organization chart
BURGIO, GABRIELE	BOARD OF DIRECTORS	CHAIRMAN-MANAGING DIRECTOR

EXTERNAL DOMANIAL DIRECTORS

Director's Name or Corporate Name	Committee which proposed the appointment	Name or corporate name of the significant shareholder represented or which proposed the appointment
DE NADAL CAPARÁ, JOSE	BOARD OF DIRECTORS	FINAF'92 SA
AMAT ROCA, MATIAS	NOMINATION AND REMUNERATION COMMITTEE	CORPORACION FINANCIERA CAJA DE MADRID SA
HOTELES PARTICIPADOS SL	NOMINATION AND REMUNERATION COMMITTEE	HOTELES PARTICIPADOS SL
FERNANDEZ DURAZ, ALFREDO	BOARD OF DIRECTORS	ORTEGA GAONA, AMANCIO
BANCAJA	BOARD OF DIRECTORS	BANCAJA

EXTERNAL INDEPENDENT DIRECTORS

Director's Name or Corporate Name	Committee which proposed the appointment	Profile
BLANCO BALIN, RAMON	BOARD OF DIRECTORS	BUSINESS & ECONOMICS DEGREE. TAX INSPECTOR WITH LEAVE OF ABSENCE
ECHENIQUE GORDILLO, RODRIGO	BOARD OF DIRECTORS	LAW DEGREE, TREASURY COUNSEL WITH LEAVE OF ABSENCE
MERRY DEL VAL GRACIA, ALFONSO	BOARD OF DIRECTORS	ECONOMICS AND COMMERCE DEGREE FROM BOCCONO UNIVERSITY OF MILAN, DOCTORATE FROM UNIVERSITY OF PAVIA
HERRANDO Y PRAT DE LA RIBA, MANUEL	BOARD OF DIRECTORS	LAW DEGREE
ROMERO GARCIA, LUIS F.	BOARD OF DIRECTORS	INDUSTRIAL ENGINEERING DEGREE
S'JACOB BERNARD	BOARD OF DIRECTORS	LAW DEGREE
RODRIGUEZ DOMINGUEZ, MIGUEL	NOMINATION AND REMUNERATION COMMITTEE	ENTREPRENEUR

OTHER EXTERNAL DIRECTORS

Director's Name or Corporate Name	Committee which proposed the appointment

Provide details of the reasons why they cannot be considered domanial or independent directors:

Indicate any variations which, when applicable, have occurred during the period in the type of each director:

Director's Name or Corporate Name	Date of the change	Previous condition	Current condition

B.1.4 Indicate if the classification of Directors made in the previous point coincides with the distribution provided for in the regulations of the board of directors:

The composition and classification of Directors made in the previous point is respectful of and complies with the provisions of the Regulations of the Board of Directors (article 9 of the Board of Directors' Regulations).

B.1.5 Indicate, as and when applicable, the powers delegated to the managing director(s):

Director's Name or Corporate Name	Brief description

BURGO, GABRIELE	ALL THE POWERS WHICH CORRESPOND TO THE BOARD OF DIRECTORS, EXCEPT THOSE THAT CANNOT BE DELEGATED BY LAW OR BY VIRTUE OF THE ARTICLES OF ASSOCIATION

B.1.6 Identify, as and when applicable, the members of the board who hold the office of administrator or director in other companies which form part of the listed company's group:

Director's Name or Corporate Name	Corporate name of the group company	Charge
HERRANDO PRAT DE LA RIBA, MANUEL	SOTOGRANDE, S.A.	CHAIRMAN
BURGIO, GABRIELE	SOTOGRANDE, S.A.	DIRECTOR
FERNANDEZ DURAN, ALFREDO	SOTOGRANDE, S.A.	DIRECTOR
HERRANDO PRAT DE LA RIBA, MANUEL	LATINOAMERICANA DE GESTION HOTELERA, S.A.	DIRECTOR
MERRY DEL VAL GRACIE, ALFONSO	KRASNAPOLSKY HOTELS & RESTAURANTS, BV	DIRECTOR
AMAT ROCA, MATIAS	SOTOGRANDE, S.A.	NATURAL PERSON REPRESENTATIVE OF THE DIRECTOR PROMOCIÓN Y PARTICIPACIÓN EMPRESA-RIAL CAJA MADRID, S.A.
BURGIO GABRIELE	GRUPO FINANCIERO DE INTERMEDIACIÓN Y ESTUDIOS, S.A.	NATURAL PERSON REPRESENTATIVE OF THE SOLE ADMINISTRATOR, NH HOTELES, S.A.
BURGIO, GABRIELE	NH PAMPLONA, S.A.	DIRECTOR
BURGIO, GABRIELE	LATINOAMERICANA DE GESTIÓN HOTELERA, S.A.	DIRECTOR
BURGIO, GABRIELE	NACIONAL HISPANA HOTELES SRL DE CV	DIRECTOR
BURGIO, GABRIELE	KRASNAPOLSKY HOTELS & RESTAURANTS, BV	MEMBER OF THE SUPERVISORY BOARD

B.1.7 Provide details, as and when applicable, of the company's directors who are members of the board of directors of other companies listed in official securities markets in Spain other than its group, which have been notified to the company:

Director's Name or Corporate Name	Listed company	Office
BURGIO, GABRIELE	FERROVIAL, S.A.	DIRECTOR
BANCAJA	BANCO DE VALENCIA, S.A.	CHAIRMAN
MERRY DEL VAL GRACIE, ALFONSO	TELEFONICA MOVILES, S.A.U.	DIRECTOR
FERNANDEZ DURAN, ALFREDO	KEBLAR DE INVERSIONES SIMCAV, S.A.	MANAGING DIRECTOR
FERNANDEZ DURAN, ALFREDO	ALAZAN INVERSIONES SIMCAV, S.A.	MANAGING DIRECTOR
BANCAJA	ENAGAS, S.A.	DIRECTOR
BANCAJA	METROVACESA, S.A.	DIRECTOR
BLANCO BALIN, RAMON	REPSOL YPF, S.A.	MANAGING DIRECTOR
BLANCO BALIN, RAMON	GAS NATURAL, S.A.	DIRECTOR
BLANCO BALIN, RAMON	ENAGAS, S.A.	DIRECTOR
BLANCO BALIN, RAMON	ERCROS, S.A.	DIRECTOR
ECHENIQUE GORDILLO, RODRIGO	BANCO SANTANDER CENTRAL HISPANO	DIRECTOR

B.1.8 Complete the following charts relating to directors' aggregate remuneration accrued during the financial year:

a) In the company object of this report:

Remunerative concept	Data in thousands of euros
Fixed remuneration	674
Variable remuneration	267
Per diem allowances	522
Statutory attentions	0
Stock options and/or other financial instruments	0
Others	80
Total:	**1,543**

Other Benefits	Data in thousands of euros
Advances	0
Credits granted	8,305
Pension Funds or Plans: Contributions	0
Pension Funds or Plans: Obligations incurred	0
Life insurance premiums	18
Guarantees constituted by the company in favour of its directors	0

b) Resulting from the company's directors belonging to other boards of directors and/or the top management of group companies:

Remuneration concept	Data in thousands of euros
Fixed remuneration	0
Variable remuneration	0
Per diem allowances	86
Statutory attentions	0
Stock options and/or other financial instruments	0
Others	0
Total:	**86**

Other Benefits	Data in thousands of euros
Advances	0
Credits granted	0
Pension Funds or Plans: Contributions	0
Pension Funds or Plans: Obligations incurred	0
Life insurance premiums	0
Guarantees constituted by the company in favour of its directors	0

c) Total remuneration per type of director:

Type of director	Per company	Per group
Executives	1.069	14
External domanial directors	180	0
External independent directors	294	72
Other external directors	0	0
Total:	**1.543**	**86**

d) In respect of the profit attributed to the holding company:

Total remuneration of directors (in thousands of euros)	1,895
Total remuneration of directors as a percentage of the profit attributed to the holding company	4.490

B.1.9 Identify the members of top management who are not at the same time executive directors and indicate the total remuneration accrued in their favour during the financial year:

Name or Corporate Name	Office
AGUILERA NAVARRO, ISABEL	GENERAL OPERATIONS DIRECTOR
ARANGUREN GONZÁLEZ-TARRIO, IGNACIO	GENERAL CORPORATE AND STRATEGIC INVESTMENTS DIRECTOR

CHOLLET IBARRA, ROBERTO	GENERAL FINANCIAL DIRECTOR
GABARDA DURAN, GUSTAVO	GENERAL DIRECTOR-MANAGING DIRECTOR SOTOGRANDE
CORTINA AURRECOECHEA, MARIA	CORPORATE COMMUNICATIONS DIRECTOR
MATOSES GARCÍA-VALDÉS, FERNANDA	CORPORATE LEGAL ADVISORY SERVICE DIRECTOR
MORA NARVAEZ, JUAN	CORPORATE HUMAN RESOURCES DIRECTOR

Total remuneration top management (in thousands of euros)	2,111

B.1.10 Identify in an aggregate way whether or not guarantee or protection clauses exist, for cases of dismissal or changes of control in favour of members of the top management, including the executive directors, of the company or its group. Indicate whether or not these contracts have to be notified to and/or approved by the administrative bodies of the company or its group:

Number of beneficiaries	7

	Board of Directors	**General Meeting of Shareholders**
Administrative body which authorizes the clauses	X	

	YES	**NO**
Is the General Meeting of Shareholders informed of these clauses?		X

B.1.11 Indicate the process for establishing the remuneration of the members of the board of directors and the relevant statutory clauses in this respect.

Article 35 of the Regulations of the Board of Directors establishes that the Director shall have the right to receive the remuneration established by the Board of Directors in accordance with the legal and statutory provisions and subject to the opinion of the Nomination and Remuneration Committee. The Board of Directors shall endeavour to ensure that the Director's remuneration is commensurate to what is paid in the market in companies of a similar size and activity.

Article 20 of the Articles of Association establishes that Directors' remuneration shall consist of a specific annual allotment and per diem allowances for attending the meetings of the Board of Directors and its delegated and consultative Committees. The amount of the remuneration which the Company may pay to all the Directors as a whole for both concepts shall be equivalent to three per cent of the net profit obtained by the Consolidated Group during the immediately previous financial year. The establishment of the exact amount to be paid within this limit and its distribution amongst the various Directors corresponds to the Board of Directors. In addition, and irrespective of the remuneration contemplated in the foregoing paragraph, provisions exist for the establishment of remuneration systems referenced to the quoted value of the shares or that involve the awarding of shares or stock options to the Directors. For these remuneration systems to be applied, a resolution must be adopted by the General Meeting of Shareholders, which will establish the share value to be taken as the reference, the number of options, the price at which the option rights can be exercised, the term of this remuneration system and all other conditions which it deems appropriate. Likewise, and subject to prior compliance with the legal requirements, similar remuneration systems can be established for the Company's personnel, regardless of whether or not they are directors. The remuneration as described in the

foregoing sections, which results from being a member of the Board of Directors, shall be compatible with all other professional and occupational income which corresponds to the Directors for whatsoever other executive or advisory functions which, as and when applicable, they may perform for the Company other than those of supervision and decision, acting as a body, corresponding to their capacity as Directors, which functions shall be subjected to whichever legal regime may be applicable.

B.1.12 Indicate, as and when applicable, the identity of the members of the board who are at the same time members of the board of directors or are directors of companies which hold significant shareholdings in the listed company and/or companies within its group:

Director's Name or Corporate Name	Name or Corporate Name of the significant shareholder	Office
DE NADAL CAPARA, JOSE	FINAF 92, S.A.	CHAIRMAN
AMAT ROCA, MATÍAS	CORPORACIÓN FINANCIERA CAJA DE MADRID, S.A.	FINANCIAL DIRECTOR
FERNANDEZ DURAN, ALFREDO	ALAZAN INVERSIONES 2001, SIMCAV, S.A. and KEBLAR DE INVERSIONES, SIMCAV, S.A.	MANAGING DIRECTOR

Provide details, as and when applicable, of any relevant relations other than those contemplated in the foregoing section, of the members of the board of directors which links them to significant shareholders in the company and/or in group companies:

Director's Name or Corporate Name	Name or Corporate Name of the significant shareholder	Description of the relationship

B.1.13 Indicate, as and when applicable, the amendments introduced in the regulations of the board of directors during the financial year:

The Regulations of the Board of Directors were substantially amended during the last financial year, specifically on 31st March 2004, in order to adapt their content to the new legal framework imposed by Law 26/2003, of 17th July, by virtue of which Securities Market Law 24/1988, of 28th July, and the consolidated text of Company Law, approved by Royal Legislative Decree 1564/1989, of 22nd December, were amended in order to reinforce the transparency of listed public limited companies.

B.1.14 Indicate the procedures for the appointment, re-election, evaluation and removal of directors. Provide details of the competent bodies, the processes to be adopted and the criteria to be employed in each one of the procedures.

1. Board Member Selection Procedures

Directors shall be designated by the General Meeting of Shareholders or, on a provisional basis, by the Board of Directors, in accordance with the provisions laid down in Spain's Company Law and the Articles of Association.

Proposals for the appointment of Directors submitted by the Board of Directors to the consideration of the General Meeting of Shareholders and the appointment resolutions adopted by such body by virtue of the co-option powers legally attributed to it must be in compliance with the provisions of the Board of Directors' Regulations and must be preceded by the corresponding opinion of the Nomination and Remuneration Committee, which shall not be binding.

2. Designation of External Directors

The Board of Directors' Regulations make a special reference to the designation and appointment of external Directors, given their particularity with respect to executive Directors, as a consequence of which it is appropriate to briefly explain the basic characteristics of the designation of the aforesaid External Directors:

2.1 Domanial Directors

As far as Domanial Directors are concerned, their appointment must fall on the persons proposed by the respective owners of significant stable shareholdings, with all other Directors having the obligation of propitiating with their vote that such appointments or proposed appointments are approved by the Board of Directors.

2.2 Independent Directors

The Board of Directors and the Nomination and Remuneration Committee shall endeavour to ensure, within the scope of their respective competences, that the election of candidates to occupy the office of independent Directors falls on reputable persons of well-known competence and experience, who are willing to devote a sufficient part of their time to the Company.

The Board of Directors may not propose or designate persons to the office of independent Director who have or have had during the last two years a stable relationship of certain relevance with the Company's management or who are linked by family, professional or commercial reasons with any of the executive Directors or with other members of the Company's Top Management; likewise, they must not have a stable relationship with the domanial Directors or with the corporations or business groups they represent.

In particular, the following may not be proposed or designated as independent Directors:

a) Those persons who hold or have held in the last two years executive posts of the highest level within the Company;

b) The relations, up to the fourth degree of kinship, of whoever is or has been in the last two years an executive Director or member of the Company's Top Management;

c) Persons who, directly or indirectly, have made or received relevant payments to or from the Company which could compromise their independence;

d) Persons who have or have had other relations with the Company which, in the opinion of the Nomination and Remuneration Committee, could undermine their independence.

3. Re-election of Directors

Proposals for the re-election of Directors which the Board of Directors decides to submit to the General Meeting must be subject to a formal preparation process, of which a report issued by the Nomination and Remuneration Committee in which the quality of work and devotion to duty of the proposed Directors during their term of office must necessarily form a part.

4. Duration of Office

Directors shall hold office for a term of three years.

However, Directors designated by co-option shall hold office until the date of the first meeting of the General Meeting of Shareholders.

During a period of two years the Director who terminates his term of office or who for whatsoever other reason ceases to hold office may not render his services in another company with a similar or analogous corporate purpose to that of the Company or that of any of the Companies which form its Group.

The Board of Directors, if it considers it appropriate, may release the outgoing Director from this obligation or shorten the period of its duration.

5. Removal of Directors

Directors shall cease to hold office when the term for which they were appointed has elapsed or when the General Meeting of Shareholders adopts the corresponding resolution, making use of the attributions legally granted to it.

Members of the Board of Directors must tender their resignation to the Board of Directors and shall formalize the corresponding resignation in the following cases:

a) When they reach 70 years of age. Directors in executive office shall cease to fulfil their duties when they reach 65 years of age although they can continue as Directors if so decided by the Board of Directors itself.

In these cases, removal from office shall be implemented in the first meeting of the Board of Directors to take place after the General Meeting of Shareholders at which the financial statements of the year in which the Director has reached the age limit are approved.

b) When they are removed from the executive posts to which their appointment as Director was associated or when the reasons for their appointment have disappeared, it being understood that such circumstance exists in a domanial Director when the corporation or business group which it represents ceases to hold a significant stake in

the Company's corporate capital or when, in the case of an independent Director, it joins the executive area of the Company or of any of its subsidiary companies.

c) When they are involved in any of the cases of incompatibility or prohibition legally provided for.

d) Whenever they receive a serious warning by the Nomination and Remuneration Committee on the grounds of having failed to comply with any of their obligations as Directors.

e) Whenever their permanence on the Board of Directors can negatively affect the credit or reputation enjoyed by the Company in the market or in any other manner can place its interests at risk.

B.1.15 Indicate those cases in which directors have the obligation of resigning.

Directors shall cease to hold office once the period for which they were appointed has elapsed or when the General Meeting of Shareholders adopts the corresponding resolution, making use of the attributions legally granted to it.

Members of the Board of Directors must tender their resignation to the Board of Directors and shall formalize the corresponding resignation in the following cases:

a) When they reach 70 years of age. Directors in executive office shall cease to fulfil their duties when they reach 65 years of age although they can continue as Directors if so decided by the Board of Directors itself.

In these cases, removal from office shall be implemented in the first meeting of the Board of Directors to take place after the General Meeting of Shareholders at which the financial statements of the year in which the Director has reached the age limit are approved.

b) When they are removed from the executive posts to which their appointment as Director was associated or when the reasons for their appointment have disappeared, it being understood that such circumstance exists in a domanial Director when the corporation or business group which it represents ceases to hold a significant stake in the Company's corporate capital or when, in the case of an independent Director, it joins the executive area of the Company or of any of its subsidiary companies.

c) When they are involved in any of the cases of incompatibility or prohibition legally provided for.

d) Whenever they receive a serious warning by the Nomination and Remuneration Committee on the grounds of having failed to comply with any of their obligations as Directors.

e) Whenever their permanence on the Board of Directors can negatively affect the credit or reputation enjoyed by the Company in the market or in any other manner can place its interests at risk.

B.1.16 Explain whether or not the function of top executive of the company falls on the office of chairman of the board of directors. When applicable, indicate the measures which have been taken to limit the risks of accumulation of powers in a single person:

YES X **NO**

Measures to limit risks

Article 17 of the Board of Directors' Regulations establishes that the Executive Chairman shall have the condition of First Executive of the Company [...], with the effective direction of the Company's business corresponding to it, always in accordance with the criteria and decisions of the Board of Directors and the General Meeting of Shareholders. Likewise, all resolutions and decisions of special relevance for the Company must first be submitted to the Board of Directors or corresponding control Committee, for its approval. Moreover, the adoption of certain resolutions requires the proposals and opinions of the Board's various Committees.

B.1.17 Are reinforced majorities, other than the legal majorities, required for certain types of decision?:

YES **NO** X

Indicate how resolutions are adopted in the board of directors, explaining, at least, the minimum quorum of attendance and the type of majorities for adopting resolutions:

Adoption of resolutions

Description of the resolution	Quorum	Type of majority
For any type of resolution	Half plus one of the members of the Board of Directors	Absolute majority of the attendants

B.1.18 Explain whether or not specific requirements exist, other than those relating to directors, for being appointed to the office of chairman.

YES **NO** X

Description of the requirements

B.1.19 Indicate whether or note the chairman has the casting vote:

YES X **NO**

Subjects for which a casting vote exists

Article 23 of the Articles of Association establishes that resolutions shall be adopted by an absolute majority of the Directors present at the meeting, with the vote of the Chairman or the Vice-Chairman who stands in for him being decisive.

B.1.20 Indicate whether or not the articles of association or the regulations of the board of directors establish some type of limit on the age of directors:

YES X NO

Age limit of chairman	65
Age limit of managing director	65
Age limit of directors	70

B.1.21 Indicate whether or not the articles of association or the regulations of the board of directors establish a limited term of office for independent directors:

YES NO X

Maximum number of years of office	0

B.1.22 Indicate whether or not formal processes exist for the delegation of votes in the meetings of the board of directors. If so, briefly explain.

Article 22 of the Board of Directors' Regulations of NH Hoteles, S.A. establishes that Directors must personally attend Board meetings and, whenever due to exceptional circumstances they are unable to do so, they must endeavour to ensure that the representation they confer on another member of the Board shall include, as far as is possible, the appropriate instructions. These delegations can be granted by letter or by any other means which, in the Chairman's opinion, guarantees the delegation's certainty and validity. Likewise, the Board of Directors may authorize the attendance of Directors via telephone or audiovisual systems, always provided that such systems enable real time interaction and intercommunication between all the attendants.

B.1.23 Indicate the number of meetings held by the board of directors during the financial year. Similarly, indicate, as and when applicable, the number of times the board met without the attendance of its Chairman:

Number of meetings of the board	9
Number of meetings of the board without the attendance of the Chairman	0

Indicate the number of meetings held in the financial year by the various board committees:

Number of meetings of the executive or delegated committee	5
Number of meetings of the Audit Committee	6
Number of meetings of the Nomination and Remuneration Committee	5
Number of meetings of the strategy and investment committee	0
Number of meetings of the committee	0

B.1.24 Indicate whether or not the individual and consolidated annual accounts which are submitted to the board of directors for its approval are certified beforehand:

YES		NO	X

Identify, as and when applicable, the person(s) who has or have certified the company's individual and consolidated annual accounts, for their formulation by the board of directors:

Name	Office

B.1.25 Explain the mechanisms established by the board of directors, as and when they exist, for ensuring that the individual and consolidated accounts formulated by it are not presented to the General Meeting of Shareholders with qualifications in the audit report.

Article 40.2 of the Board of Directors' Regulations establishes that the Board of Directors must endeavour to formulate the accounts in such a way that they do not give rise to qualifications on the part of the Auditors. Nevertheless, when the Board of Directors considers that it must maintain its criterion, it shall publicly explain the content and scope of the discrepancies.

B.1.26 Provide details of the measures adopted so that the information disclosed to the securities markets is transmitted in a fair and symetrical manner.

Article 39 of the Regulations of the Board of Directors of NH Hoteles, S.A. includes all aspects relating to the listed company's relationship with the Securities Markets. In this connection, it states that "The Board of Directors shall carry out all those functions that are imposed by virtue of the fact that it is a listed securities issuing company. In particular, the Board of Directors shall carry out, in the manner provided for in these Regulations, the following specific functions relating to the Securities Market:

a) Supervision of regular public information of a financial nature.

b) The performance of as many acts and the adoption of as many measures as may be necessary to guarantee the Company's transparency before the financial markets, in particular informing them of all the facts, decisions and circumstances that may be relevant for the shares' quotation.

c) The performance of as many acts and the adoption of as many measures as may be necessary to promote the correct formation of the prices of the Company's shares and, when applicable, those of its affiliates, particularly avoiding manipulations and the abuse of insider information."

Lastly, the aforesaid Article establishes that the Board of Directors shall adopt the necessary measures to guarantee that the quarterly, half-yearly and any other financial information which it is deemed prudent to make available to the markets shall be prepared in accordance with the same principles, criteria and professional practices as those with which the Annual Accounts are prepared and shall enjoy the same reliability

as the latter. To this end, such information shall be reviewed by the Audit and Control Committee.

In addition, the Board of Directors shall at all times enforce the due safeguarding of the data and information relating to the issued shares, without prejudice to its duty of notification and collaboration with the legal and administrative authorities, preventing such data and information from being the object of abusive or unfair use, reporting those cases in which this has occurred and immediately adopting the necessary measures within their scope to prevent, avoid and, when applicable, correct any consequences that may result therefrom.

Additionally, all relevant information of interest to the Securities Markets is centralized in the Financial Department which, through its Director, sends it on a regular basis as Relevant Facts to the Securities Markets.

B.1.27 Is the secretary of the board of directors a director?:

YES		NO	X

B.1.28 Indicate the mechanisms established by the company, when they exist, for safeguarding the independence of the auditors, financial analysts, investment banks and classification agencies.

The Board of Directors has established, through the Audit and Control Committee, a stable and professional relationship with the Company's firm of financial Auditors, with strict respect for that company's independence, for the purpose of complying with the recommendations on this subject laid down in the Olivencia Code. Accordingly, the Audit and Control Committee watches over situations which could represent a risk for the independence of the Company's external auditors and, in particular, supervises what percentage the fees paid by the Company represent over the total of the auditing company's income. In this connection, Article 25.3 section e) of the Articles of Association establishes that the Audit and Control Committee has the power, inter alia, "to maintain relations with the financial Auditors in order to receive information on those questions which may endanger the latter's independence and any others relating to the accounts auditing process, as well as receiving information and maintaining with the Auditors the communications provided for in the legislation on the auditing of accounts as well as in the technical auditing standards.

Lastly, in accordance with the prevailing legal requirements, the fees paid to the Company's external auditors, including those relating to services other than audit services, are reported in the Company's annual report.

B.1.29 Indicate whether or not the firm of financial auditors performs other tasks for the company and/or its group apart from auditing activities and, if so, indicate the

amount of the fees received for such tasks and the percentage they represent of the fees invoiced to the company and/or its group.

YES X **NO**

	Company	Group	Total
Amount of work other than auditing work (in thousands of euros)	240	93	333
Amount of work other than auditing work as a percentage of the total amount invoiced by the firm of auditors	58,500	19,640	37,640

B.1.30 Indicate the number of years the current firm of financial auditors has been carrying out the audit of the annual accounts of the company and/or its group uninterruptedly. Likewise, indicate the number of years the company has been audited by its current firm of financial auditors as a percentage of the total number of years in which the annual accounts have been audited:

	Company	Group
Number of uninterrupted years	3	3

	Company	Group
Number of years audited by the current firm of financial auditors as a percentage of the total number of years the company has been audited	15.790	15.790

B.1.31 Indicate the stakes of the members of the board of directors in the capital of companies which have the same, an analogous or complementary type of activity to that which constitutes the corporate purpose of both the company and its group and which have been notified to the company. Likewise, indicate the offices or functions which they hold or exercise in these companies:

Director's Name or Corporate Name	Name of the investee company	% stake	Office or functions

B.1.32 Indicate whether or not a procedure exists whereby directors can receive external advice and, if so, provide details:

YES X **NO**

Details of the procedure

Article 28 of the Board of Directors' Regulations expressly establishes that, for the purpose of being aided in the performance of their functions, external Directors voted in by a majority or any of the Board of Directors Committees, by virtue of a majority resolution of its members, can request the hiring of legal, accounting and financial advisers or other experts, with all costs for the Company's account. The remit must necessarily relate to specific problems of certain importance and complexity which may arise during the course of their activities. The decision to hire such services must be notified to the Company's Chairman and shall be formalized through the Secretary of the Board of Directors, except when the Board of Directors considers that such hiring is neither necessary nor advisable.

B.1.33 Indicate whether or not a procedure exists whereby directors can count on the necessary information in order to prepare the meetings of the administrative bodies in sufficient time and, if so, provide details:

YES X **NO**

Details of the procedure

Article 27 of the Board of Directors' Regulations reflects the right and duty of the members of the Board of Directors to information. In this connection it establishes that all Directors have the power and duty to request and obtain as much information as they may deem necessary or advisable at any given moment for the good discharge of their duties.

To this end, the Director is invested with the widest powers to be informed of any aspect of the Company, to examine its books, records, documents and the background history of corporate transactions to the extent that this may be necessary or advisable for the diligent discharge of its office.

This right to information also extends to the various subsidiary companies which comprise the consolidated Group, and must always be exercised in accordance with the demands of good faith.

Likewise, and following the Olivencia and Aldama recommendations, so as not to perturb the ordinary course of the Company's business, the exercising of the right to information shall be channelled through the Chairman or the Secretary of the Board of Directors, who shall receive the Directors' requests and directly provide the information or facilitate contacts with the appropriate interlocutors within the appropriate sphere of the organization.

B.1.34 Indicate whether or not a liability insurance policy exists in favour of the company's directors.

YES X **NO**

B.2 Board Committees

B.2.1 List the administrative bodies:

Name of the body	No. of members	Functions
DELEGATED COMMITTEE	5	COMMITTEE WITH DECISION-TAKING CAPACITY OF A GENERAL NATURE AND, CONSEQUENTLY, WITH EXPRESS DELEGATION OF ALL THE POWERS WHICH CORRESPOND TO THE BOARD OF DIRECTORS, WITH THE EXCEPTION OF THOSE WHICH CANNOT BE DELEGATED BY VIRTUE OF THE LAW OR THE ARTICLES OF ASSOCIATION.
AUDIT AND CONTROL COMMITTEE	3	TO PROPOSE THE DESIGNATION OF THE FIRM OF FINANCIAL AUDITORS AND THE CONDITIONS OF ITS HIRE; TO SUPERVISE THE INTERNAL AUDIT SERVICES; TO KNOW THE FINANCIAL INFORMATION AND INTERNAL CONTROL SYSTEM PROCESSES.

NOMINATION AND REMUNERATION COMMITTEE	3	TO REPORT ON THE PROPOSALS FOR THE APPOINTMENT OF DIRECTORS AND TOP MANAGERS; TO APPROVE THE REMUNERATION SCALES OF THE COMPANY'S TOP MANAGERS; TO APPROVE STANDARD CONTRACTS FOR HIRING TOP MANAGERS; TO ESTABLISH THE REMUNERATION REGIME OF THE CHAIRMAN AND, WHEN APPLICABLE, THE MANAGING DIRECTOR; TO PROPOSE TO THE BOARD OF DIRECTORS THE REMUNERATION REGIME OF DIRECTORS; TO REPORT ON INCENTIVE PLANS.

B.2.2 Provide details of all the board committees and their members:

EXECUTIVE OR DELEGATED COMMITTEE

Name	Office
BURGIO, GABRIELE	CHAIRMAN
DE NADAL CAPARA, JOSE	MEMBER
FERNANDEZ DURAN, ALFREDO	MEMBER
HERRANDO Y PRAT DE LA RIBA, MANUEL	MEMBER
BANCAJA	MEMBER
MAS MILLET, JOSE MARIA	SECRETARY NON-MEMBER

AUDIT COMMITTEE

Name	Office
DE NADAL CAPARA, JOSE	CHAIRMAN
S'JACOB, BERNARD	MEMBER
HOTELES PARTICIPADOS, S.L.	MEMBER
CHOLLET IBARRA, ROBERTO	SECRETARY NON-MEMBER

NOMINATION AND REMUNERATION COMMITTEE

Name	Office
HERRANDO Y PRAT DE LA RIBA, MANUEL	CHAIRMAN
BLANCO BALIN, RAMÓN	MEMBER
AMAT ROCA, MATIAS	MEMBER
MAS MILLET, JOSE MARIA	SECRETARY NON-MEMBER

STRATEGY AND INVESTMENT COMMITTEE

Name	Office

B.2.3 Provide a description of the organization and working rules and of the responsibilities attributed to each one of the board committees.

1. Delegated Committee

a) Composition

The Delegated Committee shall be made up of the Chairman of the Board of Directors and a number of members of not less than three or more than nine Directors, designated by the Board of Directors.

In the Delegated Committee's qualitative composition, the Board of Directors shall endeavour to ensure that the external or non-executive Directors represent a majority over the executive Directors.

At any event, for the appointment or renewal of the Delegated Committee's members to be valid the vote in favour of at least two-thirds of the members of the Board of Directors shall be required.

b) Working

The Delegated Committee shall meet as many times as it is called by its Chairman. The Delegated Committee's Chairman and Secretary shall be the persons who hold the same offices on the Board of Directors, it also being possible to appoint one or several Vice-Chairmen and one Vice-Secretary. The Delegated Committee shall be validly constituted when half plus one of its members are present or represented at the meeting.

The resolutions shall be adopted by the majority vote of the Directors present or represented at the meeting, with the Chairman having the casting vote in the event of a tie.

c) Relationship with the Board of Directors

The Delegated Committee shall punctually inform the Board of Directors of the items discussed and the decisions adopted in its meetings.

2. Audit and Control Committee

a) Composition

The Audit and Control Committee shall be made up of a minimum of three and a maximum of five Directors designated by the Board of Directors. The majority of this Committee's members must be non-executive Directors.

The Chairman of the Audit and Control Committee shall be nominated from amongst its non-executive Directors and must be replaced every four years, it being possible for the Chairman to be re-elected once a one-year period has elapsed since its removal.

b) Powers

Without prejudice to any other tasks that may be assigned to it by the Board of Directors, the Audit and Control Committee's main function shall be that of supporting the Board of Directors in its supervisory functions and, in particular and as a minimum, it shall have the following powers:

a) To report at the General Meeting of Shareholders, through its Chairman, on the questions raised by the shareholders on the subjects that fall within the Committee's authority;

2) To propose to the Board of Directors, for submission to the General Meeting of Shareholders, the designation of the firm of financial Auditors to which Section 204 of Spain's Company Law refers, and, when applicable, the conditions of its hire, the scope of its professional remit and the revocation or renewal of its appointment;
3) To supervise the internal audit services;
4) To know the financial information process and internal control systems;
5) To maintain relations with the firm of financial Auditors in order to receive information on those questions which may endanger the latter's independence and any others relating to the audit process, in addition to receiving information and maintaining with the Auditors the communications provided for in the corresponding legislation and in the technical audit standards; and
6) To exercise all other powers assigned to this Committee in these Regulations or that may be assigned to it by the Board of Directors.

c) Working

The Audit and Control Committee shall meet at least once every quarter and as many times as it may be appropriate, after the prior call by its Chairman, at its own decision or in response to the request of two of its members or of the Board of Directors.

The Audit and Control Committee may require the Company's firm of financial Auditors and the person/department responsible for the internal audit to be present at its meetings.

3. Nomination and Remuneration Committee

a) Composition

The Nomination and Remuneration Committee shall be made up of a minimum of three and a maximum of five Directors. All the members of this Committee must be non-executive Directors.

The Chairman of the Nomination and Remuneration Committee shall be appointed by the Committee itself from amongst its members.

b) Powers

Without prejudice to any other tasks which may be assigned to it by the Board of Directors, the Nomination and Remuneration Committee shall have the following powers:

1. To report on the proposals for the appointment of Directors and Top Managers of the Company and of its subsidiary companies;

2. To approve the remuneration scales of the Company's Top Managers;

3. To approve standard contracts for Top Managers;

4. To establish the remuneration regime of the Chairman and, when applicable, the Managing Director.

5. To propose to the Board of Directors the remuneration regime of the Directors and to review it on a regular basis in order to guarantee its adaptation to the duties discharged by such Directors, in accordance with the provisions of article 35 of these Regulations;

6. To report on incentive plans;

7. To carry out an annual examination of the remuneration policy of Directors and Top Managers;

8. To report on the appointment proposals of the members of the Delegated Committee and of all the other Board Committees;

9. To draw up and keep a record of situations of the Company's Directors and Top Managers; and

10. To exercise all other powers assigned to this Committee in these Regulations.

Of all the duties discharged by the Nomination and Remuneration Committee, it must inform the Board of Directors accordingly at the first meeting held by the latter, at any event making available to such Board of Directors the corresponding documentation so that it has knowledge of such activities for the exercising of its powers.

c) Working

The Nomination and Remuneration Committee shall meet as many times as may be deemed appropriate by the Chairman or when so requested by two of its members or the Board of Directors.

At any event, the working rules of each and every one of the Committees are available on the Company's web page.

B.2.4 Indicate, as and when applicable, the advisory and consultation powers and, when applicable, those of delegation of each one of the committees:

Name of the Committee	Brief description
DELEGATED COMMITTEE	DECISION-TAKING CAPACITY OF A GENERAL SCOPE AND, CONSEQUENTLY, WITH EXPRESS DELEGATION OF ALL THE POWERS WHICH CORRESPOND TO THE BOARD OF DIRECTORS, WITH THE EXCEPTION OF THOSE WHICH BY VIRTUE OF THE LAW OR THE ARTICLES OF ASSOCIATION CANNOT BE DELEGATED. IN ADDITION, THE BOARD OF DIRECTORS MAY ENTRUST OTHER FUNCTIONS TO THE DELEGATED COMMITTEE.
AUDIT COMMITTEE	TO ACT AS SUPPORT FOR THE BOARD OF DIRECTORS IN ITS SUPERVISORY FUNCTIONS, HAVING FOR THE PURPOSE ALL THE GRANTED POWERS BOTH BY VIRTUE OF SPAIN'S COMPANY LAW (LSA) AND THE ARTICLES OF ASSOCIATION ON THE SUBJECT OF AUDIT AND CONTROL.

FILE NUMBER
82 - 4780

NOMINATION AND REMUNERATION COMMITTEE	TO REPORT ON THE PROPOSALS FOR THE APPOINTMENT OF DIRECTORS AND TOP MANAGERS OF THE COMPANY AND OF ITS SUBSIDIARY COMPANIES; TO PROPOSE TO THE BOARD OF DIRECTORS THE REMUNERATION REGIME OF DIRECTORS AND TO REVIEW IT ON A REGULAR BASIS SO AS TO GUARANTEE ITS ADAPTATION TO THE DUTIES DISCHARGED BY SUCH DIRECTORS; TO REPORT ON INCENTIVE PLANS; TO REPORT ON THE PROPOSALS FOR THE NOMINATION OF MEMBERS OF THE DELEGATED COMMITTEE AND OF ALL THE OTHER BOARD COMMITTEES.

B.2.5 Indicate, as and when applicable, the existence of regulations of the board committees, the place where they are available for consultation and any amendments introduced during the financial year. At the same time, an indication should be given as to whether or not an annual report has voluntarily been drawn up on the activities of each committee.

The composition, working and powers of each one of the Committees are set down in the Regulations of the Board of Directors, it having been considered neither appropriate nor necessary to develop them in greater detail in additional regulations.

The aforesaid Regulations of the Board of Directors are available for consultation in the web page of NH Hoteles, S.A.

The Audit and Control Committee draws up Annual Reports on its activities, which are published in the Report.

B.2.6 In the event of the existence of an executive committee, explain the degree of delegation and the autonomy it enjoys in the discharge of its duties, for the adoption of resolutions on the company's management and administration.

All the powers which correspond to the Board of Directors have been delegated to the Delegated Committee, with the exception of those which, by virtue of the law or the Articles of Association, cannot be delegated.

B.2.7 Indicate whether or not the executive committee's composition reflects the participation in the board of directors of the different directors on the basis of their condition:

YES **NO** X

If negative, explain the executive committee's composition

1 Executive Director (Chairman of the Committee)
3 Domanial Directors (Members of the Committee)
1 Independent Director (Member of the Committee)

1 Secretary non-Director (Secretary non-member of the Committee)

B.2.8 In the event of the existence of a nomination committee, indicate whether or not all its members are external directors:

FILE NUMBER
82 - 4780

YES X NO

C LINKED TRANSACTIONS

C.1 Provide details of any relevant transactions which represent a transfer of resources or debentures between the company or a company in its group and the company's significant shareholders:

Name or corporate name of the significant shareholder	Name or corporate name of the company or a company in its group	Nature of the transaction	Type of relationship	Amount (thousands of euros)
ORTEGA GAONA, AMANCIO	SOTOGRANDE, S.A.	Contractual	PURCHASE/SALE	18,500
CORPORACIÓN FINANCIERA CAJA MADRID	NH HOTELES, S.A.	Contractual	SYNDICATED LOAN	35,000
BANCAJA	NH HOTELES, S.A.	Contractual	SYNDICATED LOAN	19,348
BANCAJA	NH HOTELES, S.A.	Contractual	SYNDICATED LOAN	4,641
ORTEGA GAONA, AMANCIO	NH PAMPLONA, S.A.	Contractual	LEASING	2,200
ORTEGA GAONA, AMANCIO	NH HOTELES, S.A.	Contractual	LEASING	4,624

C.2 Provide details of any relevant transactions which represent a transfer of resources or debentures between the company or a company in its group and the company's administrators or managers:

Name or corporate name of the administrators or managers	Name or corporate name of the company or a company in its group	Nature of the transaction	Type of relationship	Amount (thousands of euros)
BLANCO BALIN, RAMON	NH HOTELES, S.A.		ADVICE	72
BURGIO, GABRIELE	NH HOTELES, S.A.		LOAN	8,305
ARANGUREN GONZALEZ-TARRIO, IGNACIO	NH HOTELES, S.A.		LOAN	3,437
CHOLLET IBARRA, ROBERTO	NH HOTELES, S.A.		LOAN	2,578

C.3 Provide details of any relevant transactions carried out by the company with other companies belonging to the same group, always provided that they are not eliminated in the process of drawing up consolidated financial statements and do not form part of the company's normal trade as regards their object and conditions:

Corporate name of the group company	Brief description of the transaction	Amount (thousands of euros)

C.4 Identify, as and when applicable, any situations of conflict of interest in which the company's directors may find themselves, as provided for in section 127 of Spain's Company Law (LSA).

C.5 Provide details of the mechanisms established to detect, establish and solve possible conflicts of interest between the company and/or its group and its directors, managers or significant shareholders.

Article 32 of the Regulations of the Board of Directors lays down the mechanisms for detecting, establishing and solving possible conflicts of interest between the company and/or its group and the Directors. This article literally states that Directors when discharging their duties shall act with absolute loyalty to the Company's corporate interests.

To this end, Directors must comply with the following obligations and prohibitions:
a) Directors may not use the Company's name or invoke their condition as Administrators in order to carry out transactions for their own account or on behalf of persons with whom they have ties.
b) No Director may make investments or carry out transactions linked to the Company's property of which they may have obtained knowledge during the course of the discharge of their duties, either for their own benefit or that of persons with whom they have ties, when such transactions have been offered to the Company or it has interest in them, except when the Company has rejected them without the Director exerting any influence.
c) Directors may not make use of the Company's assets or take advantage of their position within it in order to obtain patrimonial advantages, unless they have paid an adequate consideration.
If the advantage is received in their capacity as a partner, it shall only be deemed to be proper if the principle of equal treatment of shareholders is respected.
d) Directors must notify the Board of Directors of all situations of direct or indirect conflict which they may have with the Company's interests. In the event of conflict, the affected Director shall abstain from taking part in the transaction to which the conflict refers.
e) Directors must abstain from taking part in votes which affect matters in which they or persons with whom they have ties are directly or indirectly interested.
f) No Director can carry out direct or indirect professional or commercial operations or transactions with the Company or any of its Group companies, when such transactions do not form part of the Company's normal trade or are not carried out in market conditions, unless it informs the Board of Directors of them in advance and the latter, subject to the opinion of the Nomination and Remuneration Committee, approves the transactions with the vote in favour of at least 80% of the Directors present or represented at the meeting.
g) Directors must communicate any stakes which they or persons with whom they have ties may hold in the capital of a company with the same, a similar or complementary type of activity to that which constitutes the corporate purpose, the offices they hold or functions they discharge in such company and the conducting for their own account or on behalf of others of the same, a similar or complementary type of activity to that which constitutes the corporate purpose.

The Board of Directors, at the proposal of the Nomination and Remuneration Committee, shall prohibit the holding by Directors of relevant offices in companies that are competitors of the Company or of any of its Group companies.

For the purpose of the provisions established in the foregoing section, persons with whom a Director has ties shall be deemed to be those persons to which Section 127 third 5 of Spain's Company Law refers.

Similarly, the Internal Code of Conduct establishes the duties and general loyalty obligations which the Company's Directors and top management undertake to fulfil and which, in broad terms, refer to conflicts of interest, rules of conduct in connection with insider information, the circulation of relevant information and transactions involving securities.

D SYSTEMS FOR CONTROLLING RISKS

D.1 General description of the risk policy of the company and/or its group, providing details of and evaluating the risks covered by the system, together with a justification of the adaptation of such systems to the profile of each type of risk.

Systems for controlling the business risks of the NH Hoteles, S.A. Group activities can be classified as follows:

1. Control of financial type risks
2. Control of strategic development risks
3. Control of operational and environmental business risks
4. Other procedures of a preventive nature

D.2 Indicate the control systems which have been established in order to evaluate, mitigate or reduce the main risks of the company or its group.

1. Systems for Controlling Financial Risks

The Group controls its financial risks through the following mechanisms:

1.1 Procedures Manual: The transactions carried out by the NH Hotel Group are standardized through an internal procedures manual, which covers sales and procurement circuits, asset management, cash flow, processes for the monthly closing of accounts, etc. In addition, the rules applicable to accounting matters for all the Group's national and foreign companies have been regulated.

1.2 Internal Audit: The work of the internal audit department is on-going and to a large extent is focussed on the identification of risk situations and the evaluation of their management. Thus, it has defined an annual audit plan, the object of which, inter alia, is to check the correct application of the established rules and procedures, not only at the level of corporate departments but also in the various hotels.

1.3 Audit Committee: Reporting direct to the Board of Directors, the Audit Committee is in charge of supervising the correct working of all the Group's Internal Control Systems. Moreover, it analyses the main business risks and the systems which have been established for their management and control and is the body which is responsible for relations with the Group's external auditors.

1.4 Centralised Management: Through its Economic-Financial General Management, the Group implements single and centralised management of its financing, interest rate and exchange rate policies based on non-speculative criteria.

2. Systems for Controlling Strategic Risks

2.1 The NH Hotel Group has a team of professionals devoted to the analysis of strategic opportunities of all types. This team selects the alternatives that are most in line with the Group's global strategy and submits them to the Management Committee and, subsequently, to the Delegated Committee and Board of Directors.

2.2 The Group has identified a series of employees who, in each acquisition, constitute an Integration Committee, for the purpose of homogenising policies and procedures in the main critical areas (human resources, information systems, commercial and marketing management, etc.).

2.3 Reporting to the Managing Committee, the Expansion Committee analyses the proposed operations. It is made up of members taken from each one of the areas for the purpose of analysing each and every one of the business opportunities and their risks presented to the Group.

3. Systems for Controlling Business Risks and Operational and Environmental Control

3.1 The Management Committee meets weekly for the purpose, on the one hand, of analysing the information contained in the control charts prepared by the Corporate Management Control Department for evaluating the development of operations and, on the other, for carrying out a better follow-up of the aspects of commercial evaluation obtained via the information system. At the same time it establishes the policy to be followed in all departments of the Company and monitors the application of the market policy for the Committee.

3.2 The Group in general, and its golf activities in particular, has adopted a policy orientated towards maximum respect for the environment and for this reason it has hired the services of an environmental consultancy company for providing diagnosis and advisory services in respect of the Group's activities.

4. Other Preventive Procedures

4.1 In the field of occupational safety
The occupational health and safety plans involve the planning of those processes which are liable to cause risks and the establishment of the appropriate safety measures.

The Company provides numerous training courses, for both its direct employees and those of its subcontractors.

4.2 Insurance
The NH Hotel Group follows a policy of wide coverage through the signing of insurance policies relating to all the risks which may affect the Group. In addition, a policy of continuous review of coverages has been adopted.

4.3 Risk Map

Through its Audit Committee the NH Hotel Group has drawn up a risk map, which includes a wide range of up to 15 types of risk, which vary from future income commitments to the status of the hotels' operating licences, passing through the commitment of financial covenants in loans.

This plan is updated annually so as to identify possible threats to the Group which can affect its operations.

D.3 In the event that some of the risks facing the company and/or its group have materialised, indicate the circumstances which have brought this about and whether or not the established control systems have worked.

The risks which affect the Company and/or its Group are those that are proper of the activity conducted by the Company, and the risk control systems explained in detail in the foregoing sections have worked at all times.

D.4 Indicate whether or not a committee or other governing body exists which is responsible for establishing and supervising these control devices and provide details of their functions.

The Audit and Control Committee is responsible for establishing and supervising the risk control systems. In this connection, the internal Audit Department carries out a continuous activity which, to a large extent, is focussed on the identification of risk situations and the evaluation of their management. This department has defined an Annual Audit Plan the purpose of which, inter alia, is to check the correct application of the established rules and procedures, not only at the level of corporate departments but also at that of the various hotels. This department reports direct to the Audit and Control Committee.

D.5 Identify and describe the processes for complying with the different regulations that affect the company and/or its group.

The Company has implemented a series of internal rules and procedures for safeguarding at all times complete compliance with the different regulations which affect the Company.

The internal Audit Department has defined an Annual Audit Plan, the purpose of which, inter alia, is to check the correct application of the established rules and procedures, not only at the level of corporate departments but also in the various hotels. This department reports direct to the Audit and Control Committee.

In addition, and without prejudice to the fact that each one of the internal Departments of NH Hoteles, S.A. (Legal, Occupational Hazard Prevention, Financial, etc.) safeguards compliance with the regulations affecting its specific area, the Company at all times receives the external advice of legal, accounting and financial advisers and other experts, who guarantee fulfilment of the different regulations relating to the activity of NH Hoteles, S.A.

E GENERAL MEETING OF SHAREHOLDERS

E.1 Indicate the quorum for the general meeting's constitution as established in the articles of association. Describe how this differs from the regime of minimums provided for in Spain's Company Law (LSA).

For the calling of and the quorum for the constitution of both ordinary and extraordinary General Meetings of Shareholders, Article 14 of the Articles of Association of NH Hoteles, S.A. refers to the regulations established in Spain's Company Law.

E.2 Explain the regime for the adoption of corporate resolutions. Describe how it differs from the regime provided for in the LSA.

Article 15 of the Articles of Association establishes that the resolutions of General Meetings of Shareholders shall be adopted by the majority of the votes of the shares present or represented. Each share grants the right to one vote. No shareholder, regardless of the number of shares held, can issue more votes than those which correspond to 10% of the issued shares with the right to vote. This limitation shall not apply to those General Meetings at which, in accordance with the list of attendants, a shareholder present or represented at the Meeting is the owner of more than 75% of the issued shares with the right to vote. The Meeting's Chairman shall inform of this circumstance when declaring the Meeting open.

With the exception of the rule referred to above (majority of votes present or represented), Article 15 also indicates that "for the amendment of this Article, the vote in favour of at least 75% of the corporate capital shall be necessary."

E.3 Describe any rights of shareholders in connection with general meetings that differ from those established in the LSA.

- Right to Information:

Article 9 of the Regulations of the General Meetings of Shareholders indicates that as from the publication date of the notice of the General Meeting, the Company shall place at the disposal of its shareholders the documents and information that by virtue of the law or the Articles of Association must be made available to them in connection with the various points included on the agenda, including such documents and information in the Company's web page as from the aforesaid date. The foregoing notwithstanding, shareholders can obtain these documents and information, immediately and free of charge, at the Company's registered office or they can request their free delivery or shipment, in the cases and in the terms and conditions as established by Law.

Likewise, as from the publication date of the notice of the General Meeting and in order to facilitate shareholders' attendance at and participation in the General Meeting, in addition to the legally enforceable documents and information, the Company shall incorporate into its web page, to the extent that they are available, all data which the Company deems suitable for the aforesaid purposes and, in particular, merely as an example, the following:

a) The full text of all the proposed resolutions that are going to be submitted to the General Meeting and at that moment have been approved by the Board of Directors, without prejudice to the fact that they may be modified by such body up until the date on which the General Meeting is to be held, whenever this is legally possible.
b) Information on the place where the General Meeting is to be held, describing, as and when applicable, how to get to the room.

c) Procedure for obtaining attendance cards or certificate issued by the bodies legally authorized to do so.
d) Means and procedures for granting representation at the General Meeting.
e) If so established, means and procedures for exercising the right to vote from a distance.
f) All other aspects of interest for following the meeting, such as the existence or otherwise of simultaneous translation facilities, the possible audiovisual broadcasting of the General Meeting or information in other languages.
All this information may be subject to change at any moment, in which case the pertinent modifications and clarifications shall be published in the Company's web page.

The Company shall make available, sufficiently in advance, all the information and documentation referred to in section 1 and point a) of section 2 of this Article to the Comisión Nacional del Mercado de Valores (CNMV - *Spain's National Securities Market Commission*) and all other applicable securities market governing bodies.

Article 10 of the aforementioned Regulations also establishes all aspects relating to shareholders' right to information and states that as from the moment at which the announcement calling the General Meeting of Shareholders is published and up to the seventh day prior to the date set for holding the Meeting at the first call, any shareholder can request in writing to the Company's Board of Directors all the information and clarifications that they may deem necessary or can formulate in writing all the questions they deem pertinent on the items included on the Meeting's Agenda published together with the notice or in connection with the information accessible to the public which the Company may have made available to the Comisión Nacional del Mercado de Valores after the holding of the immediately previous General Meeting of Shareholders.

The Board of Directors shall have the obligation of providing in writing up until the day on which the General Meeting is held all the requested information and clarifications and of replying in writing to the questions raised. The replies to questions raised and to the requests for information shall be transmitted through the Secretary of the Board of Directors, by any of the Board-Members or by any person expressly authorized to do so by the Board of Directors for the purpose.

During the holding of the General Meeting, the Company's shareholders may verbally request all the information and clarifications that they deem appropriate on the items included on the Agenda and, whenever it is not possible to satisfy the shareholder's right at that moment, the Administrators shall have the obligation of providing such information in writing within the seven days following the General Meeting's termination.

The Administrators shall have the obligation of providing the information requested under the foregoing two paragraphs, except in those cases in which, in the Chairman's opinion, public knowledge of the requested information would harm the Company's interests.

Refusal to provide information when the request is backed by shareholders who represent at least one-quarter of the corporate capital is improper.

- Formulation of Suggestions by the Shareholders

Without prejudice to the right of shareholders to request the inclusion of certain subjects on the agenda of the General Meeting which they are requesting, in those cases, terms and conditions legally provided for, shareholders may make suggestions in respect of the organization, working

and powers of the General Meeting of Shareholders at any moment and subject to proof of their identity as such.

- Right of Attendance

Article 12 of the Regulations lays down all aspects relating to the right of attendance. In this connection, it establishes that shareholders who are the holders of the minimum number of shares as required by the Articles of Association (2 shares) registered in their name in the corresponding shareholders register five days prior to the date set for the holding of the General Meeting of Shareholders have the right to attend such Meeting, always provided that they demonstrate this through the appropriate attendance card or certificate issued in their name by one of the participating entities in the body which manages such accounting record or directly by the Company itself, or in any other manner that is acceptable by virtue of the prevailing legislation. This card or certificate may be used by shareholders as a document for the granting of their representation at the General Meeting in question. Those shareholders who are not the holders of the minimum number of shares required in order to be able to attend may delegate their representation, as indicated in the next Article, to a shareholder with the right to attend the General Meeting or they may group together with other shareholders in the same situation, until they complete the necessary number of shares, having the obligation of granting their representation to one of them. The grouping together must be carried out specifically for each General Meeting and must be placed on record in whatsoever written format.

The Chairman may authorize the attendance of any person it may consider suitable, although the General Meeting shall be able to revoke such authorization.

- Right of Delegation and Representation

Article 13 of the Regulations of the General Meeting of Shareholders establishes that all shareholders with the right to attend the General Meeting can be represented at the Meeting by another person even when such person is not a shareholder. The representation must be accepted by the representative and must be conferred specifically for each General Meeting, either using the printed delegation formula on the attendance card or in any other manner accepted by Law, with the exception of what is established in Section 108 of Spain's Company Law for cases of family representation and the granting of general powers.

Representation may also be conferred through electronic or remote telematic means of communication provided they duly guarantee the representation attributed and the represented party's identity. Representation granted by these means shall be accepted when the electronic document by virtue of which it is conferred includes the recognized electronic signature used by the represented party or other class of signature with adequate guarantees of authenticity and identification of the shareholder who is granting his/her representation and it complies with all other requirements established in the legal regulations in force at any given moment.

The documents placing on record the delegations or representations for the General Meeting of Shareholders shall also indicate instructions on the direction of the vote, it being understood that, should no express instructions be given, the representative shall vote in favour of the proposed resolutions formulated by the Board of Directors on the items included on the Agenda.

Should there be no voting instructions because the General Meeting of Shareholders is going to decide on matters that, not appearing on the agenda and, therefore, being unknown on the date of delegation, may be put to the vote at the General Meeting, the representative must issue the vote in the direction which it considers most appropriate, in fulfilment of the interests of the

Company and of the represented party. This same rule shall apply when the corresponding proposal or proposals put to the decision of the General Meeting have not been formulated by the Board of Directors.

If the representation or delegation document fails to indicate the specific person to whom the shareholder is granting its representation, such representation shall be deemed to have been granted in favour of the Chairman of the Company's Board of Directors or the person designated by the latter or whoever stands in for the Chairman in the chairmanship of the General Meeting of Shareholders.

In those cases in which, pursuant to the provisions of Section 107 of Spain's Company Law, a public request for representation is made, the restriction on the exercising of the right to vote as established in Section 114 of Spain's Securities Market Law for cases of conflict of interests shall be applied to the Administrator who obtains such representation.

Representation is always revocable. The represented party's personal attendance at the General Meeting of Shareholders shall have the value of revocation.

- Right to Vote

Shareholders present or represented at the General Meeting of Shareholders may exercise their right to vote on the proposed resolutions put to the General Meeting. The resolutions of General Meetings shall be adopted with the legally established majorities, with one vote being recognised for every share.

Shareholders who are physical persons without full capacity to act and shareholders which are corporate persons shall be represented by whoever, pursuant to the Law, may exercise such representation, duly accredited.

At any event, for cases not only of voluntary representation but also of legal representation, shareholders may not have more than one representative at the General Meeting of Shareholders.

The Chairman of the General Meeting of Shareholders or, by its delegation, the Secretary thereof shall settle any doubts which may arise in respect of the validity and value of the documents from which the right of attendance of whatsoever shareholder at the General Meeting may derive either individually or from the grouping together of its shares with other shareholders, as well as the delegation or representation in favour of another person, endeavouring to consider as invalid or valueless only those documents which lack the minimum legal and statutory essential requirements and always provided that such defects have not been remedied.

E.4 Indicate, as and when applicable, the measures adopted to foster the participation of shareholders in the general meetings.

So as to foster the participation of shareholders in the General Meetings of Shareholders, the Company places at the disposal of its shareholders the documents and information which must be made available to them in relation to the different points included on the Agenda, including such documents and information in the Company's web page as from the mentioned date. The foregoing notwithstanding, shareholders can obtain these documents and information, immediately and free of charge, at the Company's registered office or they can request their free delivery or shipment, in the cases and in the terms and conditions established by Law.

Likewise, as from the publication date of the notice of the General Meeting and in order to facilitate shareholders' attendance at and participation in the General Meeting, in addition to the legally enforceable documents and information, the Company shall incorporate into its web page, to the extent that they are available, all the data which the Company deems suitable for the aforesaid purposes and, in particular, by way of an example, the following:

a) The full text of all the proposed resolutions that are going to be submitted to the General Meeting and at that moment have been approved by the Board of Directors, without prejudice to the fact that they may be modified by such body up until the date on which the General Meeting is to be held, whenever this is legally possible.
b) Information on the place where the General Meeting is to be held, describing, as and when applicable, how to get to the room.
c) Procedure for obtaining attendance cards or certificate issued by the bodies legally authorized to do so.
d) Means and procedures for granting representation at the General Meeting.
e) If so established, means and procedures for exercising the right to vote from a distance.
f) All other aspects of interest for following the meeting, such as the existence or otherwise of simultaneous translation facilities, the possible audiovisual broadcasting of the General Meeting or information in other languages.

As from the moment at which the announcement calling the General Meeting of Shareholders is published and up to the seventh day prior to the date set for holding the Meeting at the first call, any shareholder can request in writing to the Company's Board of Directors all the information and clarifications that they may deem necessary or can formulate in writing all the questions they deem pertinent on the items included on the Meeting's Agenda published together with the notice or in connection with the information accessible to the public which the Company may have made available to the Comisión Nacional del Mercado de Valores after the holding of the immediately previous General Meeting of Shareholders.

The Board of Directors shall have the obligation of providing in writing up until the day on which the General Meeting is held all the requested information and clarifications and of replying in writing to the questions raised. The replies to questions raised and to the requests for information shall be transmitted through the Secretary of the Board of Directors, by any of the Board-Members or by any person expressly authorized to do so by the Board of Directors for the purpose.

During the holding of the General Meeting, the Company's shareholders may verbally request all the information and clarifications that they deem appropriate on the items included on the Agenda and, whenever it is not possible to satisfy the shareholder's right at that moment, the Administrators shall have the obligation of providing such information in writing within the seven days following the General Meeting's termination.

At any event, and in order to facilitate communication between the Company and its shareholders, a Department for Relations with Investors and Shareholders has been placed at the disposal of the shareholders, who can address themselves to the department via e-mail or telephone in order to solve any doubts they may have in connection with the Company's corporate governance.

Apart from the foregoing, NH Hoteles, S.A. maintains a web page in which it informs shareholders and investors in general of the most important highlights occurring in connection with the Company. The corporate web page includes significant documents and information on corporate governance and its purpose is to be the communications channel with shareholders, providing them with current information on all the aspects that may be relevant.

The Administrators shall have the obligation of providing the information requested under the foregoing two paragraphs, except in those cases in which, in the Chairman's opinion, public knowledge of the requested information would harm the Company's interests, except when the request is backed by shareholders who represent at least one quarter of the corporate capital.

E.5 Indicate whether or not the office of chairman of the general meeting of shareholders coincides with the office of chairman of the board of directors. As and when applicable, provide details of the measures adopted to guarantee the independence and good working of the general meeting of shareholders:

YES X **NO**

Details of the measures

The Regulations of the General Meeting of Shareholders, which regulate all aspects relating to the calling, preparation and holding of the General Meeting, in addition to the rights which correspond to the shareholders, guarantee the General Meeting's correct working.

In addition, the presence of a Commissioner for Oaths is requested in order to draw up the minutes of the Meeting and discharge the duties relating to the preparation thereof, such as participation in the organization of the order in which attendants can take the floor as provided for in the Meeting and to take note of or safeguard the literal interventions which shareholders may wish to make.

E.6 Indicate, as and when applicable, any modifications made during the financial year to the regulations of the general meeting of shareholders.

Since being approved by the Board of Directors on 31st March 2003, the Regulations of the General Meeting of Shareholders have not undergone any modifications.

E.7 Provide details of attendance at the general meetings of shareholders held in the financial year to which this report refers:

Details of attendance

Date of General Meeting	% physical presence	% in representation	% remote voting	Total %
19-04-2004	32.880	15.930	0.000	49

E.8 Briefly indicate the resolutions adopted at the general meetings of shareholders held in the financial year to which this report refers and the percentage of votes with which each resolution was adopted.

One: Examination and approval of the Annual Accounts, Management Report, the proposed application of profit corresponding to fiscal 2003, both of the Company and of its consolidated Group, and of the Board of Directors' administration during such financial year.
Percentage of votes (attending shareholders) with which the resolution was adopted:
99.35%

Two: Renewal and appointment of Directors

Percentage of votes (attending shareholders) with which the resolution was adopted:
99.50%

Three: Authorization to acquire, either directly or indirectly, own shares in accordance with the provisions of Sections 75 and 76 of Spain's Company Law
Percentage of votes (attending shareholders) with which the resolution was adopted:
99.83%

Four: Appointment of the firm of financial Auditors of the Company and of its consolidated Group
Percentage of votes (attending shareholders) with which the resolution was adopted:
99.61%

Five: Statement of the content of the Regulations of the General Meeting of Shareholders and approval thereof.
Percentage of votes (attending shareholders) with which the resolution was adopted:
99.45%

Six: Delegation of the powers to construct, formalise, rectify and execute the resolutions adopted by the General Meeting of Shareholders
Percentage of votes (attending shareholders) with which the resolution was adopted:
99.83%

E.9 Indicate, as and when applicable, the number of shares which are necessary in order to be able to attend the General Meeting of Shareholders and whether or not there are any statutory limitations in this respect.

Article 12 of the Articles of Association states that all shareholders in possession of two or more shares, which were registered in the corresponding Register five days prior to the holding of the General Meeting of Shareholders, shall have the right to attend such General Meeting. Shareholders who possess a smaller number of shares may grant their representation to another shareholder with the right to attend the Meeting or they may group their shares together until that number has been made up, as a minimum.

E.10 Indicate and justify the policies followed by the company in relation to the delegation of votes in the general meeting.

All shareholders with the right to attend the General Meeting can be represented at the Meeting by another person even when that person is not a shareholder. The representation must be accepted by the representative and must be conferred specifically for each General Meeting, either using the printed delegation formula on the attendance card or in any other manner accepted by Law, with the exception of the provisions of Section 108 of Spain's Company Law for cases of family representation and the granting of general powers.

In accordance with the Regulations of the General Meeting of Shareholders, and whenever this is possible as per the Articles of Association, representation may also be conferred through electronic or remote telematic means of communication provided they duly guarantee the representation attributed and the represented party's identity. Representation granted by these

means shall be accepted when the electronic document by virtue of which it is conferred includes the recognised electronic signature used by the represented party or other class of signature with adequate guarantees of authenticity and identification of the shareholder who is granting his/her representation and it complies with all other requirements established in the legal regulations in force at any given moment.

The documents placing on record the delegations or representations for the General Meeting of Shareholders shall also indicate instructions on the direction of the vote, it being understood that, should no express instructions be given, the representative shall vote in favour of the proposed resolutions formulated by the Board of Directors on the items included on the Agenda.

The Chairman of the General Meeting of Shareholders or, by its delegation, the Secretary thereof shall settle any doubts which may arise in respect of the validity and value of the documents from which the right of attendance of whatsoever shareholder at the General Meeting may derive either individually or from the grouping together of its shares with other shareholders, as well as the delegation or representation in favour of another person, endeavouring to consider as invalid or valueless only those documents which lack the minimum legal and statutory essential requirements and always provided that such defects have not been remedied.

E.11 Indicate whether or not the company has knowledge of the policy of its institutional investors of participating or otherwise in the company's decisions:

YES		NO	X

Describe the policy

E.12 Indicate the address of the company's web page and how to access the content on corporate governance.

All information of interest to shareholders, including the Corporate Governance Reports, which have been approved annually, is available at all times in the web site of NH Hoteles, S.A. at www.nh-hoteles.com, under the section "información corporativa/información para el accionista" *[corporate information/ information for shareholders]*.

F DEGREE OF FOLLOW-UP OF CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the company's degree of compliance with existing corporate governance recommendations or, when applicable, the non-acceptance of such recommendations.

In the event of not complying with any of them, explain the rules, recommendations, practices and criteria applied by the company.

Until such time as the single document referred to in ORDER ECO/3722/2003 of 26th December is drawn up, the recommendations of the Olivencia and Aldama Reports should be taken as a reference for completing this section.

Since the year 2000, NH HOTELES, S.A. has been including in its Annual Report a chapter devoted to Corporate Governance, with full information on the Company's Board of Directors and Management.

As regards the good Corporate Governance recommendations contained in the Olivencia and Aldama Reports, the Company takes them into consideration. The degree of compliance with the various recommendations contained in these Reports is analysed below.

§ Functions of the Board of Directors

With the exception of the matters reserved for the General Meeting of Shareholders, the Board of Directors is the Company's main decision-taking body, with the Company's representation and administration being entrusted to it by virtue of the law and the Articles of Association and accepting responsibility for the general supervisory function, as recommended in the Olivencia Report.

To be specific, and as already indicated, the Board accepts the undertaking of exercising the following responsibilities, which cannot be delegated:

a) Approval of the Company's general strategies;

b) Hiring and, when applicable, firing of the top managers of the Company and the other entities which make up the consolidated group;

c) Appointment and, when applicable, removal of Administrators in the various subsidiary companies;

d) Identification of the Company's main risks and implantation and monitoring of adequate information and internal control systems;

e) Establishment of policies for information to and communication with shareholders, the markets and public opinion;

f) Fixing of the treasury stock policy within the framework that may be established by the General Meeting of Shareholders;

g) Authorization of transactions between the Company and its Directors and significant shareholders which may present conflicts of interest; and

h) In general, decision on business and financial transactions of particular importance for the Company.

§ Composition and Independence of the Board of Directors

Following the recommendations of the Olivencia and Aldama Reports, a characteristic of the Board of Directors of NH HOTELES, S.A. is that it has an ample majority of external Directors and, amongst these, a significant participation of independent Directors, always taking into account the shareholder structure and the capital represented on the Board of Directors.

Likewise, the Regulations of the Board of Directors contain an article which establishes that:

"The Board of Directors, in the exercising of its rights of co-option and proposal of appointments to the General Meeting of Shareholders, shall endeavour to ensure that in the Body's composition external or non-executive Directors represent an ample majority over executive Directors.

To this end, executive Directors shall be understood to be the Managing Director and all other Directors who, by virtue of whatsoever other title, discharge management duties within the Company or any of its subsidiary companies.

Likewise, the Board of Directors shall endeavour to ensure that the majority group of external Directors includes, on the one hand, the proposals made by the holders of significant stable shareholdings in the Company's capital (domanial Directors) and, on the other, professionals of recognised prestige who have no ties with the executive team or with the significant shareholders (independent Directors).

So as to establish a reasonable balance between both classes of external Director and in view of the Company's current shareholder structure, the Board of Directors shall endeavour to ensure that there is a majority of independent Directors with respect to domanial Directors, given the Company's current shareholder configuration, in which the portion of floating capital is considerably greater than the sum of the significant stable shareholdings represented by the domanial Directors.

It shall be understood that the provisions of this article are without prejudice to the shareholders' legally recognised right of proportional representation."

During fiscal 2004 the Company's Board of Directors was made up of 13 Directors, of whom one Director was executive and twelve Directors were external (five were domanial Directors and six were independent Directors).

At present, and on the occasion of the resignation of Mr. Echenique, which was officially presented to the meeting of the Board of Directors held on 28th February, 2005, the Board of Directors is made up of 12 members.

§ Dimension of the Board of Directors

When following the recommendation suggesting that the number of Board-Members should be that which is reasonable to guarantee its functioning and the work of each Director, the Regulations of the Board of Directors indicate that the Board shall propose to the General Meeting of Shareholders the number of Directors which, in accordance with the circumstances governing the Company at any given moment, is most adequate for guaranteeing the body's due representativeness and efficient working, without under any circumstances the proposed number exceeding twenty.

§ Deconcentration of power

The Board of Director's Chairman is the Company's top Executive although, in accordance with the provisions of the Regulations of the Board of Directors, his or her actions must at all times comply with the guidelines and criteria established by the General Meeting of Shareholders, the Board of Directors and the Committees which report thereto. Similarly, all decisions or resolutions of special relevance for the Company must first be submitted to the Board of Directors or the corresponding control Committee for its approval. Moreover, the opinions and proposals of the various Board Committees are necessary for the adoption of certain resolutions.

§ Regulatory guarantee

The Olivencia Report stresses the need to give greater importance to the figure of the Secretary of the Board of Directors, reinforcing his/her independence and stability and highlighting the function of safeguarding the formal and material legality of the Board of Directors' activities.

In this connection, the functions of Secretary of the Board of Directors are being discharged in the Company by a Lawer of recognized prestige who enjoys the full backing of the Board of Directors for carrying out his functions with complete independence, thereby facilitating successful Board meetings.

§ Board Committees

° Delegated Committee

In accordance with the provisions of article 24 of the Regulations of the Board of Directors, the Delegated Committee shall be made up of the Chairman of the Board and a number of members which shall be no less than three and no greater than nine Directors, designated by the Board of Directors.

The Delegated Committee has decision-taking powers of a general scope and, consequently, has delegated to it all the powers which correspond to the Board of Directors, with the exception of those which by virtue of the law or the Articles of Association cannot be delegated. In addition, the Board of Directors may entrust other functions to the Delegated Committee.

The Delegated or Executive Committee of NH Hoteles, S.A. was constituted on 29th June, 2004 and is currently made up of 6 members.

° Other Committees

NH HOTELES S.A. has the following sub-committees:
Audit and Control Committee
Nomination and Remuneration Committee

Both Committees are made up of a minimum of three and a maximum of five external Directors and their working rules have been included as separate headings in the Board of Directors' Regulations.

§ Information for the Board of Directors

The Directors have available to them specific and punctual information on all the points to be discussed in the Board Meetings. Depending on its content, this information is provided as far in advance as possible so that the Directors can prepare their interventions on the different matters. All other information which, by virtue of being insider information or for reasons of keeping it updated right up to the last moment, cannot be made available in advance is handed out at the beginning of the meeting.

§ Frequency and working of Board Meetings

In accordance with the content of the Regulations of the Board of Directors, the Board of Directors ordinarily meets once every two months and, at the initiative of the Chairman, as many times as the latter may deem necessary for the Company's good working; with the Board having held in 2004 seven ordinary meetings, one extraordinary meeting and one without prior session.

In these meetings the Chairman organizes the debates, endeavouring to obtain and encouraging the participation of all the Directors in the discussions.

§ Appointment of Directors

Following the recommendations of the Olivencia committee, the Nomination and Remuneration Committee's duties are to report on proposals for the appointment of Directors, to establish the Directors' remuneration regime and to review their remuneration on a regular basis so as to ensure that it is commensurate to the tasks discharged, working in a strictly transparent way.

Similarly, the proposals for re-electing Directors which the Board of Directors decides to submit to the General Meeting of Shareholders must follow a formal preparation process, of which a report issued by the Nomination and Remuneration Committee, in which the quality of work and dedication to the office during the mandate of the Directors proposed for re-election must necessarily form a part.

All appointments of Directors during fiscal 2004 were made in strict compliance with the rules outlined above.

§ Immovability of external Directors

Directors hold office for a term of three years, being removed from office once the term for which they were appointed has elapsed or when so decided by the General Meeting of Shareholders, making use of the powers legally granted to it.

Other than in exceptional circumstances, the Board does not propose to the General Meeting the early removal of external Directors, as recommended by all good governance practices.

§ Resignation from office

As laid down in the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalise the corresponding resignation whenever they are involved in any of the cases of incompatibility or prohibition legally provided for, whenever they receive a serious warning from the Audit and Control Committee on the grounds of failing to fulfil any of their obligations as Directors and, in particular, when the fact of their remaining on the Board can negatively affect the credit or reputation enjoyed by the Company in the market or in any other way endanger its interests.

§ Directors' age

As proposed in the Olivencia Report, the Regulations of the Board of Directors clearly establish the age limits for Directors which consist of the obligation of Directors to tender their resignation and formalise the corresponding resignation when they reach 70 years of age. Directors who hold executive offices shall cease to discharge such functions once they reach 65 years of age although they can continue as Directors if so established by the Board of Directors itself.

During fiscal 2004 no Directors reached the age limit referred to above.

§ Information for Directors

It is the right and obligation of all Directors to obtain as much information as they may deem necessary or advisable at any given moment for the good fulfilment of their duties.

To this end, the widest powers are granted to the Director to enable it to acquire information on any aspect of the Company and to examine the books, records, documents and all background details of corporate transactions to the extent that this is necessary or advisable for the due discharge of office.

This right to information also extends to the various subsidiary companies which make up the consolidated Group and must always be exercised in accordance with the requirements of good faith.

Likewise, and following the recommendations of Olivencia and Aldama, so as not to perturb the ordinary course of Company business, the exercising of the right to information is channelled through the Chairman or the Secretary of the Board of Directors, who shall handle Directors' requests, facilitating the information direct to the Director or offering appropriate interlocutors within the appropriate sphere of the corporate organization.

§ Directors' remuneration

As established in the Regulations of the Board of Directors, it is the Nomination and Remuneration Committee which proposes, evaluates and reviews Directors' remuneration, for which it shall endeavour to ensure that the remuneration is commensurate to what is paid in the market in companies of a similar size and activity.

In respect of remuneration consisting of shares, stock options or referenced to the share's value, the Company complies with the Aldama recommendations, as this applies exclusively to the executive Director.

At the same time, the remuneration received by each member of the Board of Directors is published annually in the Report, broken down into all its concepts.

Lastly, the annual Report also includes the remuneration and total cost of top management, with the necessary breakdowns.

§ Directors' duty of loyalty

The Regulations of the Board of Directors specifically devote a section to an extensive description of the main rights and obligations of the Directors, regulating in detail situations of conflict of interests, the use of corporate assets, the use of insider information and the exploitation, for personal benefit, of the business opportunities to which the Director has access as a consequence of its position.

None of the cases referred to above have occurred during fiscal 2004.

§ Duty of loyalty of significant shareholders and top management

The Regulations of the Board of Directors extend to significant shareholders the duties of loyalty to the Company, officially allotting to the knowledge and authorization of the Board of Directors whatsoever transaction between the Company and any of its significant shareholders, always subject to the prior report of the Nomination and Remuneration Committee, in which the latter must analyse and evaluate the transaction from the point of view of equal treatment of shareholders and the transaction's market conditions.

Similarly, the Internal Code of Conduct establishes the duties and general loyalty obligations which the Company's Directors and top management undertake to fulfil and which, in broad terms, refer to conflicts of interest, rules of conduct in connection with insider information, the circulation of relevant information and transactions involving securities.

§ General Meeting of Shareholders

So as to facilitate and make possible the exercise by any shareholder of its right to information, the proposed resolutions which are put to the Board of Directors for its approval and the mandatory documents and reports relating thereto are make available to the shareholders, in the terms and conditions established in Spain's Company Law, from the very moment at which the announcement of the calling of a Board meeting is published.

Similarly, the Company, to the extent that it is possible, responds to the requests for information which, in connection with the items included on the Agenda of the General Meeting of Shareholders, are made by any of the shareholders either during the days immediately prior to the holding of the Meeting or during the Meeting itself, the Agenda of which expressly includes shareholders' interventions, during which any of the shareholders present at the Meeting who so wish can intervene and whose interventions are always the object of a reply by the Company's Chairman.

As regards attendance and voting rights at the General Meeting of Shareholders, the Company, always within the framework established by the applicable prevailing legislation and the Articles of Association, does everything possible to facilitate the exercising of such rights, particularly that of shareholders' representation at the General Meeting of Shareholders, which can be granted in favour of any person, even when that person is not a shareholder.

In accordance with the requirements of Spain's mercantile legislation, the documentation relating to the items on the Agenda is made available to all shareholders at the Company's registered office, although shareholders also have the possibility of requesting that such information be sent to them free of charge. In addition, this same information is made available to all shareholders via the Company's web page.

On 31st March, 2004 the Board of Directors approved the Regulations of the General Meeting of Shareholders, which lay down in detail all aspects relating to its organization, working and development.

§ Informative transparency

The Regulations of the Board of Directors devote several of its articles to regulating the channels through which relations between the Board of Directors and the Company's shareholders are established so as to guarantee the greatest possible transparency in these relations.

The Board of Directors of NH HOTELES, S.A., going beyond the demands of the prevailing legislation, is responsible for supplying to the markets fast, accurate and reliable information. In particular, the regular financial information on the Company, as expressly set down in the Regulations of the Board of Directors, is drawn up on the basis of the same professional principles and practices as the Annual Accounts and, prior to being circulated, is analysed by the Audit and Control Committee, in accordance with the functions attributed to that Committee.

Moreover, in line with the recommendations of the Aldama Report, the Company transmits to the market all the information that may be considered relevant for investors, in a fair and symetrical manner. Pursuant to the obligations established by the new Financial Law, the Company will communicate relevant information to the Comisión Nacional del Mercado de Valores prior to it being circulated by any other means and as soon as the fact is known or as soon as the decision has been adopted or the agreement or contract with third parties has been signed, as applicable.

The Company supervises its communications of relevant information to ensure that they are at all times true, clear and complete.

§ Information on the subject of good governance

Every year NH HOTELES, S.A. has been publishing a good governance report, which is incorporated into the Report for each financial year and is included in the Company's web page, thereby ensuring that it is general knowledge for all shareholders and investors.

§ Regular financial information

All the regular financial information which, in addition to the annual information, is offered to the markets is drawn up on the basis of the same principles and practices as the Annual Accounts, being analysed by the Audit and Control Committee prior to being circulated.

§ Information via Internet

For the purpose of fulfilling its duty of information, NH HOTELES, S.A. has opened a web page in which shareholders and investors in general are informed of the most relevant facts relating to the Company. The corporate web page includes information and significant documents on corporate governance and its aim is to act as an instrument for communications with shareholders, providing them with current information on all aspects that may be of importance.

Anybody accessing the corporate web page can display, amongst other information, the daily and historic quotation, financial information, the Regulations of the General Meeting of Shareholders and the Board of Directors, the Company's Articles of Association, the resolutions adopted at the last General Meeting to be held and all other contents that may be of interest to shareholders and investors.

§ Independence of the external firm of Auditors

Through the Audit and Control Committee the Board of Directors has established a stable and professional relationship with the Company's firm of Auditors, with strict respect for its independence, with a view to complying with the recommendations of the Olivencia Code in this respect. Accordingly, the Audit and Control Committee monitors those situations which may represent a risk for the independence of the Company's external Auditors and, in particular, supervises the percentage which the fees paid by the Company represent over the total of the Auditors' income.

Lastly, in accordance with the prevailing legal requirements, the Company's annual report provides information on the fees paid to the Company's external firm of Auditors, including those for services rendered other than auditing.

§ Accounting quality

As far as is possible, the Board of Directors of NH HOTELES, S.A. endeavours to avoid the Annual Accounts formulated by the Board being presented to the General Meeting of Shareholders with reservations and qualifications in the audit report.

G OTHER INFORMATION OF INTEREST

If it is considered that other relevant principles or aspects relating to corporate governance practices are applied by the company which have not been covered in this report, they should be mentioned below with and explanation of their content.

Any other information, clarification or nuance relating to the foregoing sections of the report, to the extent that it is relevant and not repetitive, can be included in this section.

In particular, indicate whether or not the company is subject to legislation other than Spanish legislation on the subject of corporate governance and, when applicable, include any information which it has the obligation of supplying and which differs from that required in this report.

ADDITIONAL NOTES TO CERTAIN SECTIONS OF THE REPORT

SECTION A.8: The shares referred to in this section were assigned to the equity swap transaction for covering the options plan for the employees of the NH Hoteles, S.A. group, authorized by the General Meetings dated 6th June 2001 and 28th April 2003.

SECTION B: This report reflects the Company's composition during fiscal 2004.

Without prejudice to the foregoing, and for merely informative purposes, the Company wishes to place on record that at the beginning of 2005 there has been a change in the composition of the Board of Directors, as a result of Mr. Echenique Gordillo resignation, accepted by the Board on 28th February 2005. This has resulted in the Board of Directors currently being made up of 12 members, of which 1 is an executive Director, 4 are external domanial Directors and 7 are independent Directors.

SECTION B.1.8: NH Hoteles, S.A. wishes to make public the remuneration received by the individual members of the Board of Directors during fiscal 2004.

The individual amount of per diem allowances for attendance at the meetings of the Board of Directors, Delegated Committee, Nomination and Remuneration Committee and the Audit and Control Committee is given below.

Chairman of the Board and of the Delegated Committee:
Mr. Gabriele Burgio:
- Per diem allowance as member of the Board in 2004: €36,060.60
- Per diem allowance for attending the Delegated Committee: €12,000.00
- Total per diem allowances: €48,060.60

Directors:

Mr. Manuel Herrando Prat y de la Riba (Chairman of the Nomination Committee):
- Per diem allowance as member of the Board in 2004: €36,060.60
- Per diem allowance for attending the Delegated Committee: €12,000.00
- Per diem allowance for attending the Remuneration and Nomination Committee: €9,246.30
- Total per diem allowances: €57,306.90

Mr. Jose de Nadal (Chairman of the Audit Committee):
- Per diem allowance as member of the Board in 2004: €36,060.60
- Per diem allowance for attending the Delegated Committee: €12,000.00
- Per diem allowance for attending the Audit and Control Committee: €9,246.30
- Total per diem allowances: €57,306.90

Mr. Alfredo Fernandez Duran:
- Per diem allowance as member of the Board in 2004: €36,060.60
- Per diem allowance for attending the Delegated Committee: €12,000.00
- Total per diem allowances: €48,060.60

BANCAJA (Mr. Aurelio Izquierdo Gomez):
- Per diem allowance as member of the Board in 2004: €36,060.60
- Per diem allowance for attending the Delegated Committee: €9,000.00
- Per diem allowance for attending the Nomination and Remuneration Committee: €3,570.36
- Total per diem allowances: €48,630.96

Mr. Bernard s'Jacob
- Per diem allowance as member of the Board in 2004: €36,060.60
- Per diem allowance for attending the Audit and Control Committee: €9,616,14
- Total per diem allowances: €45,676.74

HOTELES PARTICIPADOS, S.L. (Mr. Ignacio Ezquiaga Dominguez):
- Per diem allowance for attending the Audit and Control Committee: €1,190.12
- Total per diem allowance: €1,190.12

Mr. Ignacio Ezquiaga Dominguez (HOTELES PARTICIPADOS, S.L.):
- Per diem allowance as member of the Board in 2004: €24,335.98
- Total per diem allowance: €24,335.98

Mr. Ramon Blanco Balín:
- Per diem allowance as member of the Board in 2004: €36,060.60
- Per diem allowance for attending the Nomination and Remuneration Committee: €5,547.78
- Total per diem allowances: €41,608.38

Mr. Matias Amat Roca:
- Total per diem allowance: €0

Mr. Rodrigo Echenique Gordillo:
- Per diem allowance as member of the Board in 2004: €36,060.60
- Total per diem allowance: €36,060.60

Mr. Alfonso Merry del Val i Gracie:
- Per diem allowance as member of the Board in 2004: €36,060.60
- Total per diem allowance: €36,060.60

Mr. Luis Fernando Romero García:
- Per diem allowance as member of the Board in 2004: €36,060.60
- Per diem allowance for attending the Audit and Control Committee: €5,950.60
- Total per diem allowances: €42,011.20

Mr. Miguel Rodríguez Dominguez:
- Per diem allowance as member of the Board in 2004: €36,060.60
- Total per diem allowance: €36,060.60

TOTAL:
- Per diem allowances as members of the Board in 2004: €421,002.58
- Per diem allowances for attending the Delegated Committee: €57,000.00
- Per diem allowances for attending the Audit and Control Committee: €26,003.16
- Per diem allowances for attending the Nomination and Remuneration Committee: €18,365.55

TOTAL PER DIEM ALLOWANCES IN 2004: €522,370.18

SECTION B.1.9: The total remuneration (in thousands of €) received by Top Management in fiscal 2004 is broken down into the different concepts, as follows:

- Fixed remuneration: 1,666.89
- Variable remuneration: 309,3
- Remuneration in kind: 134.35
- Total: 2,110,54

The persons taken into account for the calculation of these amounts are those indicated in SECTION B.1.9.

For informative purposes, it is placed on record that the number of shares and stock options held by members of the top management of NH Hoteles, S.A., excluding the Executive Director, amounts to 1,100,790 shares and 1,209,261 stock options.

B.1.30: The Company would like to place on record that virtually all of the fees received by the firm of Auditors for activities other than audit work correspond to the introduction of the International Accounting Standards.

This annual corporate governance report has been approved by the Company's Board of Directors in its meeting held on (date) 31. 03.2005.

Indicate those Directors who voted against or abstained from voting in connection with the approval of this Report.

No Director voted against or abstained from voting